As filed with the Securities and Exchange Commission on July 20, 1998
                                                     Registration No. 333-44789
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                              --------------------

                             AMENDMENT NO. 5 TO THE
                                    FORM S-2
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                              --------------------

                               SGI INTERNATIONAL
             (Exact name of Registrant as specified in its charter)

             Utah                                               33-0119035
(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                              Identification No.)


              1200 Prospect Street, Suite 325, La Jolla, CA 92037
                    TEL (619) 551-1090 / FAX (619) 551-0247
      (Address, including zip code, telephone number and facsimile number, including area code, of registrant's principal executive offices)

                   Joseph A. Savoca, Chief Executive Officer
                      President and Chairman of the Board
                               SGI International
       1200 Prospect Street, Suite 325, La Jolla, CA 92037 (619) 551-1090
           (Name, address and telephone number of agent for service)

                              --------------------

                                   Copies to:
                               FISHER THURBER LLP
                          TIMOTHY J. FITZPATRICK, ESQ.
                             DAVID A. FISHER, ESQ.
                       4225 Executive Square, Suite 1600
                            La Jolla, CA 92037-1483
                              Tel. (619) 535-9400
                               Fax (619) 535-1616

                              --------------------

        Approximate date of commencement of proposed sale to the public:
 As soon as practicable after the Registration Statement has become effective.

                              --------------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [x]
     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [x]
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [x]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [x]


====================================================================================================================
                                                   CALCULATION OF REGISTRATION FEE
====================================================================================================================
                                                       Proposed Maximum      Proposed Maximum
Title of each class of             Amount to be         Offering Price      Aggregate Offering         Amount of
Securities to be registered      registered (1)(2)       per Unit (3)           Price (3)          Registration Fee
-----------------------------   -------------------   ------------------   --------------------   ------------------
Common Stock, no par
value, which may be sold
by selling shareholders...             453,189              $ 1.15             $    521,167           $   153.74
-----------------------------   -------------------   ------------------   --------------------   ------------------
Common Stock, no par value,
underlying outstanding
Convertible Preferred Stock..        7,241,789              $ 1.15             $  8,328,057           $ 2,456.78
-----------------------------   -------------------   ------------------   --------------------   ------------------
Common Stock, no par value,
outstanding underlying
Warrants.....................        1,501,360              $ 1.15             $  1,726,564           $   509.34
-----------------------------   -------------------   ------------------   --------------------   ------------------

TOTAL........................    .................     ................     ..................        $ 3,119.86*

=============================   ===================   ==================   ====================   ==================

* $3,674.51 was previously paid by the Company in connection with this Registration Statement filed January 23, 1998, and amended on April 20, 1998, May 14, 1998, June 15, 1998, and July 1, 1998.

(1) Pursuant to Rule 416 under the Securities Act of 1933, this Registration Statement covers such additional indeterminate number of shares of common stock as may be issued by reason of adjustments in the number of shares of common stock issuable pursuant to anti-dilution provisions contained in the existing warrants and convertible preferred stock. Because such additional shares of common stock will, if issued, be issued for no additional consideration, no additional registration fee is required.

(2) The number of shares of common stock registered herein underlying certain convertible preferred stock is indeterminate and is estimated to include the shares of common stock required to fulfill the conversion rights of preferred stock which is convertible into a given number of common shares in part based upon conversion formulae, referencing fluctuating market prices and is also estimated to satisfy contractual obligations of the Company requiring the registration of various amounts up to 230% of the number of shares of Common Stock issuable upon conversion of the Company's Convertible Preferred Stock.

(3) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, based on the average of the bid and ask prices of the Company's common stock on the OTC Bulletin Board on July 17, 1998.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THIS REGISTRATION STATEMENT SHALL THEREFORE BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                    Subject to Completion dated July 20, 1998

PROSPECTUS
                               SGI INTERNATIONAL
        1,501,360 Shares of Common Stock underlying outstanding warrants
                  7,241,789 Shares of Common Stock underlying
                    outstanding convertible preferred stock
                   453,189 Shares of outstanding Common Stock

     This Prospectus (the "Prospectus") relates to the resale, which is not being underwritten, by the holders of (i) an aggregate of 1,501,360 shares ("Warrant Shares") of common stock no par value ("Common Stock") issuable upon exercise of certain outstanding warrants to purchase Common Stock of the Company ("Existing Warrants"); and (ii) an aggregate of 7,241,789 shares of common stock issuable upon conversion of the Series 96-B; 97-D; and Series 98-A convertible preferred stock issued in 1996, 1997 and 1998 including shares of Common Stock issuable upon exercise of outstanding warrants which were issued in connection therewith; and shares of Common Stock issued to the placement agents for the Company in connection therewith (the "Preferred Shares"). This Prospectus also relates to the resale which is not being underwritten by the holders of an aggregate of 453,189 shares of outstanding common stock ("Selling Shares"). The Warrant Shares, Preferred Shares and Selling Shares are referred to herein as the "Securities." The Securities may be offered by certain shareholders of the Company (the "Selling Security Holders") from time to time in transactions in the over-the-counter market through the OTC Bulletin Board, in privately negotiated transactions, or through a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices, or at negotiated prices. The Selling Security Holders may effect such transactions by selling the Securities to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Security Holders and/or the purchasers of the Securities for whom such broker-dealers may act as agents or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). See "Selling Security Holders" and "Plan of Distribution."

     The Company shall receive the proceeds from the exercise (if any) of the Existing Warrants. None of the proceeds from the sale of the Securities by the Selling Security Holders will be received by the Company. The Company has agreed to bear all expenses (other than selling commissions and fees and expenses of counsel and other advisers to the Selling Security Holders) in connection with the registration and sale of the Securities being offered by the Selling Security Holders. The Securities offered hereby were restricted securities under the Securities Act prior to their registration hereunder. This Prospectus has been prepared so that future sales of common stock by the Selling Security Holders will not be restricted under the Securities Act of 1933 (the "Securities Act"). See "Selling Security Holders."

     The Company's Common Stock is traded on the OTC Bulletin Board under the symbol "SGII." On July 17, 1998, the last reported bid and ask prices for the Common Stock were $1.13 and $1.16, respectively.


    THE SECURITIES OFFERED ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK
       AND IMMEDIATE SUBSTANTIAL DILUTION AND SHOULD NOT BE PURCHASED BY
        INVESTORS WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT.
                              SEE "RISK FACTORS."

                          ____________________________

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE COMMISSION PASSED
      UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this Prospectus is ____________, 1998

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street NW, Judiciary Plaza, Washington, DC 20549, and at the Commission's regional offices: Chicago Regional Office, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661; and New York Regional Office, Suite 1300, 7 World Trade Center, New York, New York 10048. Copies of such materials can also be obtained at prescribed rates from the Public References Section of the Commission at 450 Fifth Street NW, Judiciary Plaza, Washington, DC 20549. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Commission's web site is located at http://www.sec.gov.

     This Prospectus constitutes a part of a Registration Statement on Form S-2 (the "Registration Statement") filed by the Company with the Commission under the Securities Act. This Prospectus omits certain of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Securities offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. The Registration Statement, including all exhibits and schedules thereto, may be inspected without charge at the Commission's principal office in Washington, DC, and copies of all or any part thereof may be obtained from such office after payment of fees prescribed by the Commission.

     Information contained herein is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.


                     INFORMATION INCORPORATED BY REFERENCE

     The Company regularly files documents with the Securities and Exchange Commission to comply with applicable government regulations, including Form 10-Q and Form 10-K. The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, a copy of the Form 10-K for the year ended December 31, 1997, and a copy of the Form 10-Q for the quarter ended March 31, 1998, and upon written or oral request of such person, a copy of any and all of the other documents that have been filed with the Securities and Exchange Commission and incorporated by reference in this Prospectus (other than exhibits to such documents which are not specifically incorporated by reference herein). Such requests should be directed to SGI International, Attn: George Donlou, Controller, at its principal offices located at 1200 Prospect Street, Suite 325, La Jolla, CA 92037 (619) 551-1090.

     The following documents previously filed with the Commission, except as superseded or modified herein, are hereby incorporated by reference into this
Prospectus: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997; (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997, September 30, 1997, and March 31, 1998, (iii) the Company's definitive Form 14a (Proxy) dated May 23, 1997;
(iv) the Company's Form 8-K's dated January 23, 1998, and November 24, 1997; (v) the Company's 1934 Act Registration Statement on Form 8-A; and (vi) each additional exhibit from all of the Company's prior 1933 Act filings.

     Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus.

     No person is authorized in connection with any offering made hereby to give any information or make any representation not contained or incorporated by reference in this Prospectus, and any information not contained or incorporated herein must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, by any person in any jurisdiction in which it is unlawful for such person to make such offer or solicitation. Neither the delivery of this Prospectus at any time nor any sale made hereunder shall, under any circumstances, imply that the information herein is correct as of any date subsequent to the date hereof.



                           FORWARD-LOOKING STATEMENTS

     This Prospectus contains forward-looking statements. When included in this Prospectus, the words "expects," "intends," "anticipates," "plans," "projects" and "estimates," and analogous or similar expressions are intended to identify forward-looking statements. Such statements, which include statements contained in "Prospectus Summary," "Risk Factors," "Business" and elsewhere are inherently subject to a variety of risks and uncertainties that could cause actual results to differ materially from those reflected in such forward-looking statements. For a discussion of certain of such risks, see "Risk Factors." These forward-looking statements speak only as of the date of this Prospectus.

                               PROSPECTUS SUMMARY

     The information set forth below should be read in conjunction with and is qualified in its entirety by the more detailed information, including "Risk Factors," and the financial statements incorporated by reference herein appearing elsewhere in this Prospectus or incorporated by reference herein. Except as otherwise noted, all information in this Prospectus assumes no exercise of the Existing Warrants.

     The Company is in the business of developing and marketing energy-related technologies. The Company has developed a patented technology which it refers to as the LFC Process. The LFC Process is intended to convert and upgrade low-rank coal into a coal substitute and a hydrocarbon liquid. The LFC Process is intended to produce two products called process derived fuel ("PDF") and coal derived liquids ("CDL"), and at the same time reduce the PDF's pollution potential when it is subsequently burned for fuel. The Company believes the LFC Process could upgrade a significant portion of the world's abundant low-rank coal reserves into coal and petroleum-based products which could provide cost-effective compliance with certain environmental legislation and regulations including the United States Clean Air Act ("Clean Air Act") and other current and possibly future U.S. and international environmental regulations or concerns.

     The LFC Process involves heating coal under carefully controlled conditions to refine it into alternative fuels. Except for the license issued by TEK-KOL to Shell Mining Company ("SMC") for the Demonstration Plant and other plants which may be built by the successors to SMC and a license issued to the Company, and a non-exclusive license granted by the Company to Rosebud Energy Corp. which was granted prior to the formation of TEK-KOL, TEK-KOL does not have any other agreements to license or to sell the LFC Process. Except for the proceeds of the sale of the LFC Technology to SMC on September 28, 1989, in the amount of $2,550,000 plus the assumption by Shell of the obligation to build the Demonstration Plant, the Company has received only nominal revenues from the LFC Process. The only marketing related agreement relating to the LFC Process is a supply agreement between TEK-KOL and Mitsubishi Heavy Industries ("MHI") dated February 8, 1996. This agreement provides that Mitsubishi will pay TEK-KOL 3% of the cost of equipment and services provided by MHI to any future LFC Process plant. The Company believes many existing users of coal in the U.S., such as electric utilities, face costly capital expenditures to modify their coal-powered electricity producing facilities to comply with the Clean Air Act. In the opinion of the Company, the Clean Air Act impacts over 100 coal fired electrical generating plants in the U.S. and, by the year 2000, requires many major U.S. power plants to achieve specified reductions in pollution. The Company believes countries outside the United States who currently generate much of their electricity from burning coal, and who have substantial low rank coal reserves, could use the LFC Process to provide a more cost-effective and less environmentally damaging fuel source for the production of power.

     In 1989, the Company contributed the LFC Process to TEK-KOL. TEK-KOL consists of the Company and Bluegrass, a subsidiary of Zeigler. Zeigler is a coal producing company in the United States. Over the period of many months the Partners themselves, and between the Partners and other interested parties, including MHI, failed to conclude negotiations to sell or license a portion of the LFC Technology or otherwise significantly advance its development. Consequently, the Company gave notice on May 11, 1998, to Bluegrass that it was unilaterally terminating TEK-KOL. Material factors which influenced the Company's decision included Bluegrass' closure of the Demonstration Plant and Zeigler's decision to put all of its assets up for sale. Ultimately, the Company determined it was in its best interest to terminate the TEK-KOL Partnership in order to more expeditiously advance the development of the LFC Technology.

     Upon termination of TEK-KOL, which pursuant to the TEK-KOL agreement is to take no longer than 18 months, the Company will own an undivided 50% interest in all intangible assets owned by TEK-KOL including all patents and intellectual property. Upon termination, the Company has the exclusive worldwide right to market and license the LFC Process through April 12, 2000. After April 12, 2000, the Company and Bluegrass each have the right to market and license the LFC Process. The termination of TEK-KOL could have a material adverse impact on the business and operations of the Company, including its ability to license or sell the LFC Process.

     The LFC Process has been used to produce PDF and CDL for test burning at the Demonstration Plant owned by ENCOAL Corporation (a subsidiary of Bluegrass) in Gillette, Wyoming. To date the Demonstration Plant has produced approximately 114,900 tons of PDF and 116,100 barrels of CDL, and has shipped over 83,500 tons of PDF to seven electric utilities in six states, and 104,000 barrels of CDL to eight industrial users in seven states. The purpose of the Demonstration
Plant, which was originally intended to operate for two years, was to demonstrate the validity of the LFC Process. The Demonstration Plant was constructed pursuant to an agreement between the U.S. Department of Energy and ENCOAL Corporation a Shell Mining Company ("SMC") subsidiary, now called Bluegrass, as part of the U.S. government's "Clean Coal Technology Program."

     The Company believes the operation of the Demonstration Plant from 1995 through the third quarter of 1997 when its operations were suspended, has provided invaluable design data and engineering parameters to assist in the commercial scale development of the LFC Process. Because of the continuing losses generated by the operation of the Demonstration Plant, ENCOAL suspended operation of the Demonstration Plant in the fourth quarter of 1997. Since TEK-KOL has been terminated by the Company, ENCOAL is very unlikely to resume operations of the Demonstration Plant and the Company is seeking to buy the Demonstration Plant, find a partner to build another one or market the LFC Process without the assistance of a demonstration plant. There could be a material adverse impact on the Company if the Demonstration Plant does not resume operations, even if a substitute demonstration plant is completed in place of the Demonstration Plant.

     The LFC Process is still in development. PDF produced at the Demonstration Plant has only been shipped to customers for testing, while CDL has been sold commercially. Although the Company believes it has completed development of the LFC Process, additional development to test and demonstrate aspects and uses of the LFC Process is necessary before the value (if any) of its use on a large scale commercial basis can be verified. There can be no assurance these development issues will be successfully concluded or that the LFC Process will be licensed or sold commercially, or if sold, will generate revenue or profits for the Company.

     The Company intends to license the LFC Process to electric utilities, coal producers, steel companies, foreign governments or agencies thereof, or affiliates of these parties. The Company believes that licensing the LFC Process will lead to its optimum use because of the substantial capital expenditures and time required to construct and operate a plant using the LFC Process. The Company is in discussions with a number of candidates, including Mitsubishi Corporation and Mitsubishi Heavy Industries, Ltd., in an effort to form a joint venture or other collaboration to market and license the LFC Process worldwide. The Company is currently negotiating the terms of a letter of intent with Mitsubishi Corporation. The current proposed terms of the potential letter of intent include establishment of a joint venture to commercialize the LFC Process, and Mitsubishi's assumption of certain development and operating costs and sharing the responsibility for other costs. No letter of intent has been executed or approved by either party to date, and there can be no assurance a letter of intent will be entered into, or that if one is entered into, the proposed terms will include those currently being negotiated, or that any joint venture or other material transaction will result therefrom.

     The OCET Corporation, a wholly owned subsidiary of the Company, is also developing another energy-related technology referred to as the OCET Process. The OCET Process is designed to deasphalt crude oil and resid produced in oil refining in order to increase the efficiency of crude oil refineries. Resid is the residue remaining after processing crude oil in a refinery to produce liquid fuels and lubricants. The OCET Process is still in the development stage, and will require substantial research and development before it is ready (if ever) for commercial use.

     The Company has another wholly owned operating subsidiary, Assembly and Manufacturing Systems, Inc. ("AMS"). AMS designs and produces custom automated assembly equipment primarily for manufacturers in the biomedical, automotive, electronics and computer industries. AMS provided 93% of the gross revenues of the Company for the fiscal year ended December 31, 1996, and provided 99% of the gross revenues of the Company for the fiscal year ended December 31, 1997. While AMS provides a substantial portion of the current gross revenues of the Company, the Company currently intends to focus its business and operations on commercializing and developing the LFC Process and the OCET Process.

                                  The Offering

Securities Offered(1)(2)(4).............................  9,196,338 shares of Common Stock

Common Stock outstanding as of July 17, 1998(3)(4)......  13,845,663

Common Stock outstanding after this offering(3)(4)......  23,042,001

Use of Proceeds.........................................  The Company will not receive any of the proceeds from the conversion of the Preferred Shares or from the sale of the
                                                          Selling Shares. To the extent any of the Existing Warrants are exercised the net proceeds received by the Company
                                                          will be used for research and development, working capital and general corporate purposes. The use of proceeds is
                                                          subject to change based on the extent to which Existing
                                                          Warrants are exercised, future occurrences, LFC and
                                                          OCET development requirements and other factors. See
                                                          "Use of Proceeds."

OTC Bulletin Board Symbol...............................  SGII

Risk Factors............................................  This offering involves a high degree of risk, including without limitation substantial risk resulting from the
                                                          Company's lack of revenue, uncertain availability of
                                                          required additional capital, as well as the risks associated with developing technologies and uncertain markets and
                                                          legislative impacts. See "Risk Factors."



-------------------------
(1) For a description of the voting and other rights of the Common Stock see "Description of Securities - Common Stock."

(2) Includes: (i) 524,437 shares of Common Stock issuable upon exercise of the Existing Warrants; (ii) up to 7,241,789 shares of Common Stock issuable upon conversion of outstanding Preferred Stock; (iii) up to 976,923 shares of Common Stock issuable upon exercise of the warrants issued in connection with the Preferred Share Warrants registered hereby; and (iv) 453,189 shares of outstanding restricted Common Stock.

(3) Does not include: (i) 2,000,000 shares of Common Stock reserved for issuance under the Company's stock-based compensation plans of which options to acquire 917,000 shares have been granted as of the date of this Prospectus; (ii) 3,247,915 shares of Common Stock issuable upon exercise of other outstanding warrants not registered herein; (iii) up to 1,571,002 shares of Common Stock issuable upon conversion of various series of outstanding Preferred Stock not registered herein; and (iv) up to 813,811 shares of Common Stock issuable upon conversion of outstanding convertible debentures not registered herein.

(4) Includes estimated numbers of shares which may be issued upon conversion of outstanding Preferred Stock.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The selected data presented below under the captions "Statement of Operations Data" and "Balance Sheet Data" for, and as of, the end of the years in the five-year period ended December 31, 1997, are derived from the audited consolidated financial statements of the Company. The selected data presented below for the three months ended March 31, 1997, and 1998, are derived from the unaudited consolidated financial statements of the Company. The unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair statement of the financial position and results of operations for these periods. Operating results for the three months ended March 31, 1998, are not necessarily indicative of the results that may be expected for the year ending December 31, 1998. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation," and the financial statements and the related notes thereto which are incorporated by reference in this Prospectus.


                                     Three months ended
                                           March 31,                               Years ended December 31,
                                  -------------------------  -------------------------------------------------------------------
                                      1998         1997          1997         1996           1995           1994         1993
                                  ------------ ------------  ------------ ------------ --------------- ------------ ------------
Statement of Operations Data:

Revenues                          $ 1,101,559  $ 1,113,915   $ 5,322,724  $ 4,244,268  $   900,306(1)  $   552,503  $   809,910

Net loss                           (1,359,088)  (1,143,545)   (5,708,302)  (4,259,365)  (6,824,940)(1)  (5,844,121)  (6,116,388)

Imputed Dividends(2)                1,312,519            -       770,226            -            -               -            -

Net Loss Applicable
  to Common Stock                  (2,671,607)  (1,143,545)   (6,478,528)  (4,259,365)  (6,824,940)     (5,844,121)  (6,116,388)

Net Loss Per Common Share - Basic       (0.25)       (0.19)        (0.88)       (0.80)       (2.46)(1)       (3.02)       (3.62)

Weighted Average Common
  Shares Outstanding               10,768,073    6,175,482     7,324,953    5,357,010    2,774,084       1,933,032    1,691,675


Balance Sheet Data:

Current Assets                      3,460,727    1,272,449   $ 1,648,745  $ 2,295,167  $   944,910     $   717,406  $ 1,331,381

Working Capital
  Deficiency                       (2,853,531)  (5,004,865)   (4,284,559)  (4,015,187)  (2,369,079)     (3,348,255)    (917,979)

Total Assets                        7,118,348    5,554,091     5,590,445    6,628,678    6,592,086       8,198,362    9,240,338

Long-Term Debt
(Excluding Current Portion)           111,875      119,000       114,250      123,750    4,631,250       3,575,835    4,637,997

Stockholders' Equity (Deficiency)     692,215     (842,223)     (457,109)     194,574   (1,629,578)        556,866    2,350,981

------------------

(1) The Company acquired AMS effective October 30, 1995. AMS recorded revenue of $867,000 and income from operations of $238,000 for the period October 31, 1995, through December 31, 1995.

(2) No dividends have been declared since inception.

                                  RISK FACTORS

     The purchase of the securities offered hereby involves a high degree of risk. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including but not limited to those set forth in the following risk factors and elsewhere in the Prospectus. Prospective purchasers of these securities should carefully review and consider the risk factors set forth below, as well as the other information contained herein.


Limited Operating Revenues; Accumulated Deficit; Expectation of Future Losses; Three Licensing Agreements for LFC Process

     The Company has experienced operating losses in each fiscal period since its inception in 1980. As of March 31, 1998, the Company had a deficit accumulated of approximately $51.6 million and a working capital deficiency of approximately $2.9 million. The Company's operations may result in substantial and continuing losses for the indefinite future. Except for the operation of Assembly and Manufacturing Systems, Inc. ("AMS"), a wholly-owned subsidiary which it acquired in October 1995, the Company has generated only nominal revenues from operations. AMS provided 93% of the gross revenues of the Company for the fiscal year ended December 31, 1996, and provided 99% of the gross revenues of the Company for both the three months ended March 31, 1998, and fiscal year ended December 31, 1997. The development of the Company's LFC Process and OCET Process will require the commitment of substantial resources for the underlying technology to be finalized and licensed to third parties, or for a sale of such technologies, and to establish marketing, sales and administrative capabilities. There can be no assurance the Company will be successful in any of these endeavors. Except for the license issued by TEK-KOL to SMC for the Demonstration Plant and other plants which may be built by the successors to SMC and a license issued to the Company, and a non-exclusive license granted by the Company to Rosebud Energy Corp. which was granted prior to the formation of TEK-KOL, TEK-KOL does not have any other agreements to license or to sell the LFC Process. The Company unilaterally terminated the TEK-KOL partnership agreement by giving notice of termination on May 11, 1998. There can be no assurance the Company will enter into other agreements with third parties for product development and commercialization, or will successfully market or license the LFC Process or the OCET Process. To achieve profitable operations, the Company, alone or with others, must successfully develop, manufacture and market its proprietary technologies. There can be no assurance the Company will be able to accomplish these tasks. Significant delays in any of these matters could have a material adverse impact on the Company's business, financial condition and results of operations.


Going Concern Assumption

     The reports of the Company's independent auditors on the Company's financial statements as of December 31, 1997, and 1996, and for the years ended December 31, 1997, 1996, and 1995, contain explanatory paragraphs stating that the Company's recurring operating losses, working capital deficiencies and certain other matters raise substantial doubt about its ability to continue as a going concern. The Company will require substantial additional funds in the future to complete and commercialize the LFC Process. There can be no assurance the Company will be able to raise sufficient funds or generate sufficient cash from operations to cover the cost of its operations and therefore, there can be no assurance the independent auditors' reports in the future will not have a similar explanatory paragraph. The existence of the explanatory paragraph may have a material adverse effect on the Company's business, financial condition and results of operations.


Substantial Debt Service Obligations

     The Company has substantial debt service obligations which become due before the end of the 1998 fiscal year. The Company has approximately $4.4 million of debt which is due on September 30, 1998, and does not currently have any sinking fund or other mechanism to retire any of such debt prior to that time. Based on current levels of operations, the Company will not be able to meet the principal and interest payments due without substantial additional funding and/or extension or conversion of existing debt. If the Company is unable to pay its debt when due, the Company may be required to refinance all or a portion of its existing debt, or sell assets or obtain additional financing. There can be no assurance that any such refinancing or that any such sale of assets or additional financing would be possible on terms reasonably favorable to the Company, if at all. The failure to repay or restructure the debt would have a material adverse impact on the business and operations of the Company.

     During October 1997, the Company was able to extend, exchange or convert approximately $4.8 in existing debt for new securities of the Company, including common stock, warrants and revised, amended or new debt securities, and also paid approximately $400,000 in existing debt. The Company retired approximately $250,000 in existing 10%, 11% and 12% interest accruing notes which were required to be paid by October 31, 1997, in exchange for $250,000 of 12% debentures due September 30, 1998, with interest payments due quarterly on the replacement notes. The Company obtained an extension to September 30, 1998, of approximately $3,428,000 of debt which was formerly due October 31, 1997, and in connection therewith issued rights to acquire warrants to purchase an aggregate of 152,500 shares of Common Stock on or before December 31, 1999, at an exercise price of $1.20 per share. The Company also obtained an extension to September 30, 1998, of approximately $727,000 of debt which was required to be paid by October 31, 1997. In connection therewith and in part as consideration for all interest due through the maturity of the extended notes the Company issued 95,439 shares of Common Stock.


Future Capital Requirements Uncertain; No Assurance of Future Funding

     The Company will be required to make substantial expenditures to conduct existing and planned research and development, to market its proposed LFC Process and OCET Process and to repay or restructure its debt obligations. In the next twelve months, these expenditures will include the Company's obligations to TEK-KOL, which may require $750,000 or more for its 50% share of the partnership's budget obligations, and the principal owed on outstanding debt obligations of the Company in the approximate amount of $4.4 million due September 30, 1998. The Company does not currently have the funds available to pay all of these obligations. The Company intends to raise the approximately $5.15 million necessary for these expenses, as well as ongoing operations and working capital, through sales of its equity or debt securities, or from revenues generated from strategic partnerships, licenses or similar transactions. The Company's future capital requirements will depend upon numerous factors, including the amount of revenues generated from AMS operations, the cost of the Company's sales and marketing activities and the progress of the Company's research and development activities, none of which can be predicted with certainty. The Company will seek additional funding during the next few months and will likely seek additional funding after such time. There can be no assurance any additional financing will be available on acceptable terms, or at all, when required by the Company. Moreover, if additional financing is not available, the Company could be required to reduce or suspend its operations, seek an acquisition partner or sell securities on terms that may be highly dilutive or otherwise disadvantageous to investors. The Company has experienced in the past, and may continue to experience, delays in its LFC Process product development due to working capital constraints. Any such difficulties or delays could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company has a line of credit with a financial institution for approximately $400,000 and has borrowings of $400,000 as of the date of this Prospectus. The Company does not anticipate being able to secure any additional bank financing in the foreseeable future. The Company intends to finance the development and marketing of its proposed LFC Process and OCET Process through licensing agreements, strategic alliances and other arrangements with third parties. There can be no assurance such license, marketing, strategic, or other collaborative arrangements will be obtained, or that additional funds will be available when needed, or on terms acceptable to the Company. If adequate funds are not available, the Company may be required to relinquish rights to certain of its technologies or potential products the Company would not otherwise relinquish. The Company's future cash requirements will be affected by results of research and development, collaborative relationships, if any, changes in the focus and direction of the Company's research and development, competitive and technological advances, and other factors.

TEK-KOL-KOL Partnership Termination

     On May 11, 1998, the Company gave notice to Bluegrass, in accordance with the TEK-KOL partnership agreement (the "Partnership Agreement"), that it was unilaterally terminating the Partnership Agreement effective six months from the date of the notice. Upon termination the parties are required to take those steps necessary to dissolve the partnership and wind up all partnership affairs. Pursuant to the Partnership Agreement, all tangible assets are to be sold upon dissolution and all intangible assets comprising intellectual property are transferred to both parties such that each party owns an undivided 50% interest in all patents, trade secrets, trademarks, and all other intellectual property. However, upon termination the Company has a worldwide exclusive through April 12, 2000, to market and license the LFC Technology. After April 12, 2000, both parties have the right to market and license the present technology worldwide. Bluegrass may continue to use the LFC Technology on any of its sole projects.

     Royalties earned on licenses entered into during the term of the Company's exclusive licensing period (ending on April 12, 2000) are divided 80% to the Company and 20% to Bluegrass, for a period ending 10 years from the date of dissolution. For licenses entered into after April 12, 2000 royalties are divided equally between the parties for a period of 10 years from the date of dissolution. Royalties received after 10 years from the date of dissolution are retained entirely by the Licensor. Both the Company and Bluegrass are obligated to continue funding the TEK-KOL partnership until dissolution which pursuant to the Partnership Agreement must be accomplished within 18 months of the date of notice of termination. Thus, all risks associated with funding continue during the period of winding up and liquidating the partnership.

     Since the Company has terminated the TEK-KOL Partnership Agreement there can be no assurance that it can continue to fund and carry on the marketing and licensing of the LFC Technology during its exclusive period through April 12, 2000. To continue to market the LFC Process the Company intends to explore various options including the possibility of a purchase of Bluegrass' interest in TEK-KOL the purchase of the Demonstration Plant, and entering into a new partnership to license the LFC Process. There can be no assurance that any such business entity can be formed or that actual agreements can be reached with any company to market and license the LFC Technology worldwide. Further, there can be no assurance that present personnel of TEK-KOL will continue to work with or for the Company to pursue such marketing.


Dilutive Effects of Convertible and Other Outstanding Securities

     The Company has a substantial number of outstanding options, warrants and other convertible securities. The exercise of the options or warrants or conversion of any significant number of these convertible securities could result in substantial additional dilution. In addition, as long as options, warrants or convertible securities are outstanding, the terms upon which the Company will be able to obtain equity capital may be adversely affected. Several of the various outstanding series of convertible preferred stock are convertible into a variable number of shares of Common Stock, which is determined on the conversion date by dividing a given conversion amount by a given conversion price. The conversion amount for each share of these series of preferred stock is the sum of the liquidation preference of the series (typically $1,000 per share) increasing at a fixed rate (typically 7% per annum) which is equal to the dividend rate due on the series of preferred stock. The conversion price is the lesser of: the trading price of the Company's Common Stock at the time the particular series of preferred stock was purchased; or a stated percentage (typically 75%) of the trading price of the Company's Common Stock at the time of conversion. As a result, the lower the trading price of the Company's Common Stock at the time the holder of these series of preferred stock decides to convert, the more shares of Common Stock the holder wil receive upon conversion. As to the securities being registered herein, see "Selling Security Holders" and "Description of Securities--Preferred Stock--Series 97-D, 97-F and 98-A."

     If one or more of the holders of these series of preferred stock converted some or all of their preferred shares and immediately (or soon thereafter) sold the Common Stock received upon conversion, the trading price of the Company's Common Stock could decrease due at least in part to the increased number of shares for sale in the market. In this event, because these series of preferred shares have conversion features which allow a greater number of shares of Common

Stock to be received upon conversion if the price of the Common Stock is lower, the holders of similar series of preferred stock (including potentially the same selling holder) would be able to convert their remaining preferred stock into an even greater number of shares of Common Stock, resulting in even greater potential dilution to existing shareholders. Limitations on the total number of shares of Common Stock that a preferred shareholder may own prior to conversion will not necessarily limit the extent of these potentially dilutive effects, since a preferred shareholder could convert preferred shares and sell the Common Stock received sequentially without exceeding such limitations.

     As of June 29, 1998, if all of the outstanding convertible preferred stock of the Company were converted the Company would issue 5,129,043 shares of Common Stock to the holders of the convertible preferred shares representing 27.03% of the total Common Stock which would be outstanding following conversion of all outstanding convertible preferred stock.


Risk Involved in Commercializing Technology

     There can be no assurance that either the LFC Process or OCET Process will complete development; will ultimately prove to be commercially viable; that the Company will locate project participants or secure agreements to construct, finance, develop and operate LFC Process plants or OCET Process plants; that the market for the products produced by LFC Process plants will be such that any of such plants will be economical, and even if economical, profitable; and that future governmental and tax regulations, if enacted, would not significantly and adversely impact the ability of the Company to market the LFC Process, the OCET Process or other technologies to be developed by the Company. See "Business."


Risks Associated with International Development

     The Company believes there are significant growth opportunities in the next several years for the LFC Process in markets outside of the United States. The Company is actively pursuing projects in Russia, Indonesia and China. The termination of TEK-KOL by the Company by giving notice of termination on May 11, 998, may materially and adversely impact marketing the LFC Process internationally and domestically. There can be no assurance the Company will license, sell or otherwise generate revenue from the LFC Process in any of these foreign countries. The Company believes TEK-KOL's proposed projects in Indonesia may not progress any further until such time as that country's financial problems are resolved. The Company's proposed LFC Process plants in Russia are in an early stage of development. The Company is unable to determine the possible outcome of its current marketing and project study efforts in Russia. Additionally, other countries may be identified as attractive development prospects in the future. Doing business in foreign countries exposes the Company to many risks that are not present in the United States, including political, military, privatization, currency exchange and repatriation risks, and higher credit risks that may be associated with potential customers. In addition, it is possible that legal obligations may be more difficult for the Company to enforce in foreign countries and that the Company may be at a disadvantage in any legal proceeding within the local jurisdiction. Local laws may also limit the ability of the Company to hold a majority interest in some of the projects that it may develop.


Uncertainty of Community Support

     Development, construction and operation of LFC Process or OCET Process production facilities require numerous environmental and other permits. The process of obtaining these permits can be lengthy and expensive. In addition, local opposition to a particular project can substantially increase the cost and time associated with developing a project, and can potentially render a project unfeasible or uneconomic. The Company may incur substantial costs or delays or may be unsuccessful in developing LFC Process and/or OCET Process production facilities as a result of such opposition.

Federal Regulation of Air Emissions

     The Company believes a significant factor creating demand for the LFC Process in the United States is the Clean Air Act, as amended by the Clean Air Act Amendments of 1990 (the "Clean Air Act"). The Clean Air Act specifies certain air emission requirements for electrical utility companies and industrial fuel users. The Company believes that compliance with such regulations by these coal users can be fully or partially met through the use of clean-burning fuel technologies such as the LFC Process being developed by the Company. A full or partial repeal of the Clean Air Act could have a material adverse effect on the Company. The Company is unable to predict future regulatory changes and their impact on the demand for the Company's products. See "Business - Government Regulation."


No Established Market for LFC Process or OCET Process Products

     Although the Company believes a substantial market will develop both domestically and internationally for the LFC Process and the OCET Process, an established market does not currently exist. Since no established market exists, the availability of accurate and reliable demand, pricing information and transportation alternatives are not fully known. The future success of the Company will be determined by its ability to establish a market for the LFC Process among potential customers such as electrical utility companies and industrial coal users and for the OCET Process by oil refineries and others. Many of such potential users of the Company's fuel products will be able to choose among alternative fuel supplies. Although the Company believes the LFC Process has been demonstrated successfully on a test basis at the Demonstration Plant, the market viability of the LFC Process will not be known until third parties such as electric utilities or coal mining companies with substantial resources or partners construct one or more commercial-scale LFC Process production facilities, either in the United States or internationally, that produce PDF and CDL that meet certain minimum performance specifications. Until the LFC Process and the OCET Process are completed, the Company may be unable to attract licenses or other parties to build and operate either an LFC Process plant or an OCET Process plant. See "Business - LFC Process."


Suspension of Operations at Demonstration Plant

     Bluegrass is a wholly owned subsidiary of Zeigler Coal Holdings. Bluegrass, formerly known as SMC Mining Company, is the Company's sole partner in TEK-KOL. The ENCOAL Corporation is a wholly owned subsidiary of Bluegrass. ENCOAL, through its parent Bluegrass, is the licensee of a LFC Process license from TEK-KOL, and is the owner of the Demonstration Plant, which ENCOAL constructed and operated through September 30, 1996, pursuant to a Cooperative Research and Development Agreement with the U.S. Department of Energy. Because of continuing losses generated by operation of the Demonstration Plant, ENCOAL suspended its operations in the fourth quarter of 1997. The Company believes the termination of TEK-KOL on May 11, 1998, by the Company could result in a permanent suspension of the operations of the Demonstration Plant by ENCOAL and that ENCOAL may not expend any funds in connection with it. The suspension of operations of the Demonstration Plant may have a material adverse impact on the business and operations of the Company. The termination of the TEK-KOL partnership by the Company could have a material adverse impact on the business and operations of the Company. Zeigler has made public announcements that it is interested in a sale of its business. See "Business - LFC Process Demonstration Plant."


Patents and Proprietary Rights

     The Company's success will depend, in large part, on the Company's ability to obtain patent protection for the proposed LFC Process and OCET Process, both in the United States and in foreign countries. The Company currently has three patents issued, and one additional patent application pending in the United States for the LFC Process and one patent pending for the OCET Process. There have been foreign counterparts to certain of these applications filed in other countries on behalf of the Company. There can be no assurance patents will issue from any of the pending applications, or for patents that have been issued or may be issued, or that the claims allowed will be sufficiently broad to protect the Company's technology. In addition, there can be no assurance any patents issued to the Company will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide adequate proprietary protection to the Company. In addition, any patents obtained by the Company will be of limited duration. All United States patents issuing from patent applications filed June 8, 1995, or thereafter will have a term of 20 years from the date of filing. All United States patents in force before June 8, 1995, will have a term of the longer of: (i) 17 years from the date of issuance; or (ii) 20 years from the date of filing. All United States patents issuing from patent applications applied for before June 8, 1995, will have a term equal to the longer of: (i) 17 years from the date of issuance; or (ii) 20 years from the date of filing. All United States design patents have a 14 year life from the date of issuance. Further, U.S. patents do not provide any remedies for infringement that occurred before the patent is granted.

     The commercial success of the Company may also depend upon avoiding infringing patents issued to competitors. If competitors prepare and file patent applications in the United States that claim technology also claimed by the Company, in accordance with the requirements of the TEK-KOL Agreement, the Company may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office ("PTO") to determine the priority of invention, which could result in substantial cost, even if the outcome is favorable to the Company. An adverse outcome could subject the Company to significant liabilities to third parties, and could require the Company to license disputed rights from third parties or cease using all or part of the licensed technology. A U.S. patent application is maintained under conditions of confidentiality while the application is pending in the PTO, so the Company cannot determine the inventions being claimed in pending patent applications filed by its competitors in the PTO.

     The Company also attempts to protect its proprietary and its licensed technology and processes by seeking to obtain confidentiality agreements with its contractors, consultants, employees, potential collaborative partners, licensees, licensors and others. There can be no assurance these agreements will adequately protect the Company, will not be breached, the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or be independently discovered by competitors.

     There can be no assurance others will not independently develop similar or more advanced technologies or designs around aspects of the Company's technology which may be patented, or duplicate the Company's trade secrets. In some cases, the Company may rely on trade secrets to protect the Company or its inventions. There can be no assurance trade secrets will be established, secrecy obligations will be honored, or that others will not independently develop similar or superior technology. To the extent consultants, key employees, or other third parties apply technological information independently developed by them or by others to Company projects, disputes may arise as to the proprietary rights to such information, which may not be resolved in favor of the Company. See "Business - Patents and Proprietary Technology."


Dependence on Others

     Prior to the acquisition of AMS the Company realized only nominal revenues from operations. Without the financial participation and services of others, the Company does not and is not expected to have sufficient capital, personnel, experience or resources to finance, design, engineer, construct or operate either an LFC Process or an OCET Process production plant.

     Success in commercialization of the LFC Process and OCET Processes is dependent upon the Company's ability to enter into satisfactory arrangements with other partners, financiers or customers to construct, develop, operate and manage LFC Process and OCET Process plants, and upon the ability of these third parties to perform their responsibilities. The resources required to profitably develop, construct and operate an LFC Process plant are likely to require $100-$400 million dollars or more, several years of construction and expertise in major plant development and operations. The Company believes that if such agreements can be completed, the parties to any such arrangements would have an economic motivation to succeed in performing their contractual responsibilities. The amount and timing of resources to be devoted to these activities by such third parties will likely not be within the control of the Company. There can be no assurance any licenses, joint venture agreements or other arrangements will be available on terms acceptable to the Company, if at all; that such parties will perform their obligations as expected; that any revenue will be derived from such arrangements; or that, if revenue is generated, any of said arrangements will be profitable to the Company. If the Company is unsuccessful in its attempts to license the LFC Process or OCET Process it will have a material adverse impact on the business and operations of the Company. See "Business."


Electric Utility Regulatory Changes

     The domestic electric utility industry is in the early stages of deregulation, similar to that which occurred with the natural gas utility industry. The National Energy Policy Act of 1992 exempts a new class of facilities from certain federal utility regulation and liberalizes access for non-utility generators to the utility power transmission grid. It also initiated competition in the wholesale electric market. In addition, many states are considering the elimination of many of the regulations that currently limit the ability of parties to sell within specific geographic boundaries, which were previously reserved for the local independent electric utility, municipal electricity utility or rural cooperative. The Company believes these regulatory changes will result in utilities and other power generators striving to reduce costs. This will result in increased competition in the electric wholesale and retail markets and increase pressures on all suppliers to electric utilities to reduce costs. These factors may make it more difficult to obtain the pricing needed to sell LFC Process products into the U.S. utility market.


Competition and Technology Obsolescence

     The principal market for PDF and CDL is the energy industry, which is intensely competitive. There are many utility companies, coal companies and other companies engaged in research into ways to clean or convert coal into a more acceptable fuel or other commercially viable product. Many of the Company's existing or potential competitors have substantially greater financial, technical and human resources than the Company and may be better equipped to develop, test and license coal related technologies. In addition, some of these companies have extensive experience in operating coal technology plants. These companies may develop and introduce coal related technologies competitive with or superior to those of the Company prior to any market acceptance for the LFC Process or other technologies developed by the Company or its subsidiaries.

     The relative speed with which the Company markets the LFC Process and enters into license or other agreements with third parties who, thereafter, construct, own and operate a plant using the LFC Process which is successful in supplying processed coal products, are expected to be important competitive factors. The Company expects that competition will be based, among other things, on how economically, if at all, the LFC Process coal products can be produced, their quality, compliance with environmental standards, transportation costs, government incentive programs, comparison to energy generating alternatives, and the strength of any patents on the LFC Process or other potential technologies.

     The automation assembly industry within which AMS competes is highly competitive. Competition is based primarily on price, the speed and quantity of products produced, timely delivery, product quality, safety, product innovation and assistance in marketing and customer service. AMS competes with at least 85 other companies in the automation assembly business. Many of AMS's competitors are substantially larger and more diversified, and have substantially greater financial and marketing resources than AMS. There can be no assurance AMS will be able to compete successfully.

     These factors indicate significant long-term competition for the Company and AMS. There can be no assurance developments by these various competitors will not render the Company's or its affiliates' technologies and processes obsolete or non-competitive. See "Business - Competition."

Customer Concentration; Dependence on Few Customers

     Since AMS typically builds one significant system for each of a small number of customers annually many of its customers in any one fiscal period may be responsible for ten percent or more of its revenues for that fiscal year.

     AMS expects that a small number of customers will continue to account for a substantial portion of sales for the foreseeable future. Assembly does not have long term contracts with any of its customers, and there can be no assurance they will continue to purchase AMS's products. Due to the small number of annual projects attempted by AMS, a significant performance problem with any one AMS project could have a material adverse effect on AMS. There can be no assurance revenue from customers who accounted for significant revenue in past periods, individually, or as a group, will continue, or if continued, will reach or exceed historical levels in any period.


Dependence Upon Key Personnel

     The Company's success in developing the LFC Process, the OCET Process and additional marketable products and processes and achieving a competitive position will depend, in large part, on its ability to retain qualified scientific and management personnel and, in particular, Dr. Ernest Esztergar and Joseph Savoca, President and CEO, respectively. There can be no assurance that the Company will be able to retain such personnel. The loss of either or both of these individuals could have a material adverse impact on the business and operations of the Company. The Company's potential growth and any expansion into areas and activities requiring additional expertise, such as expanded programs for the LFC Process and OCET Process research, testing, engineering and marketing, would be expected to place increased demands on the Company's human resources. These demands are expected to require the addition of new management and scientific personnel and the development of additional expertise by existing management personnel. The failure to acquire such services or to develop such expertise could have a material adverse effect on the Company's prospectus for success. In addition, the Company relies on consultants and advisors to assist the Company from time to time in reviewing its marketing, management, and research and development strategies. Most, if not all, of the Company's consultants and advisors are self-employed or are employees of other companies, and may have commitments to, or consulting or advisory contracts with, more than one other entity that may affect their ability to contribute to the Company.

     AMS's success will depend, in large part, on its ability to retain qualified project management, qualified engineers and management personnel and, in particular, Amir Khiabani, AMS's President, Gary Vasey, engineering, and Clarence Dyksterhuis, engineering. There can be no assurance AMS will be able to retain such personnel or to retain additional qualified personnel. The loss of any of these individuals could have a material adverse impact on the business and operations of AMS. AMS's potential growth would be expected to place increased demands on its human resources. These demands are expected to require the addition of new management, marketing and sales, and engineering and related personnel and the development of additional expertise by existing management personnel. The failure to acquire such services or to develop such expertise could have a material adverse effect on AMS's prospects for success.


Environmental and Other Government Laws, Regulations and Project Approvals

     Potential LFC Process and OCET Plants as well as the operations of AMS are now and will likely in the future be subject to federal, state and local environmental and other laws and regulations. These laws and regulations include, but are not limited to, the Clean Air Act and various regulatory provisions of the United States Department of Energy, the Environmental Protection Agency, the United States Treasury Department and Internal Revenue Service, as well as the laws and regulations of other countries and international treaties.

     The Company's operations may be directly affected by various laws, or indirectly affected as a result of market changes in response to laws and regulations, or market participants' economic behavior in response to laws and regulations. For example, electric utilities under the recent amendments to the Clean Air Act may have various options from which to comply with more stringent standards required under said Act. These utilities may choose to concentrate and invest their funds in other areas such as advanced and improved scrubbers for smokestacks to extract pollutants from their existing power plants in order to reduce emissions rather than purchase processed fuels, such as the products which could be produced using the LFC Process. There is no assurance the Company will be in a position to offer competitive products and incentives for utilities or others to purchase LFC Process products as a method of complying with regulatory constraints, including the amended Clean Air Act and other regulations.

     Moreover, there can be no assurance future tax policy of the U.S. or other countries will not negatively impact the Company's prospects and revenue, if any. For example, the U.S. Government, through the Department of Energy and other offices of the executive branch, could choose to implement tax and other policy directives to encourage the production and use of other fuel sources, for example, natural gas, and discourage the production and use of coal.

     It is likely LFC Process Plants will continue to be subject to the application of various environmental regulations designed to ensure, among other things, environmentally compatible plant operations. Failure to comply with applicable regulatory requirements can result in fines, suspensions of regulatory approvals, operating restrictions, criminal prosecution and other negative consequences. Furthermore, additional government regulation may be established in the future, which could prevent or delay the commercialization of LFC Process and/or OCET Process. See "Business-Government Regulation."


Risk of Hazardous Material Contamination

     Future LFC Process Plants and the Demonstration Plant in Wyoming, as well as the operations of AMS, involve the use of certain hazardous materials. Although the Company believes the safety procedures which have been employed by ENCOAL for handling and disposing of such materials, as well as those which could be employed by any licensees of the LFC Process and by AMS, comply with the standards prescribed in applicable state and federal laws and regulations, the risk of an accidental contamination or injury from these materials cannot be completely eliminated.


No Dividends Paid on Common or Preferred Stock

     The Company has never paid any cash dividends on its Common Stock or Preferred Stock and does not anticipate the payment in the near future of any cash dividends. Payment of dividends on the Common Stock or Preferred Stock is within the discretion of the Board of Directors, is subject to state law, and to preferences of other outstanding securities of the Company, and will depend upon the Company's earnings, if any, its capital requirements, financial condition and other relevant factors.


Market Value of Company's Securities

     The Company will be required to obtain additional funds from investors in consideration for the sale and issuance of its debt or equity securities to continue in business. In the event the market price of the publicly traded Common Stock of the Company decreases below a certain amount, the Company may be unable to sell additional equity of the Company, or if it is able to sell securities, it may not obtain sufficient consideration from the sale of its securities to provide adequate funding to continue its operations.

Current Registration Statement and State Blue Sky Compliance or
Exemption Required for Exercise of Existing Warrants and Conversion of Convertible Preferred Stock

     The Company will be able to issue shares of Common Stock registered for resale herein upon exercise of all of the Existing Warrants and/or the conversion of any of the Preferred Stock only if there is a then current prospectus relating to such Common Stock under an effective registration statement filed with the Securities and Exchange Commission or an applicable exemption is available, and only if such Common Stock is qualified for sale or exempt from qualification under applicable state securities laws of each jurisdiction in which the various holders of the Existing Warrants and the Preferred Stock reside. Subject to its other contractual obligations, the Company reserves the right in its sole discretion to determine not to register or qualify such Common Stock in any jurisdiction where the time and expense do not justify such registration or qualification. The Existing Warrants and the Preferred Stock may be deprived of any value in the event the Company does not satisfy or the Company chooses not to satisfy any such state and federal requirements. Although it is the present intention of the Company to satisfy such requirements, there can be no assurance the Company will be able to do so.


Anti-Takeover Provisions and Inadequate Assets for Liquidation
Preference of Preferred Stock

     Certain provisions in the Articles of Incorporation and Bylaws of the Company may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that may be favorable to the interests of the shareholders. Such provisions may also adversely effect market prices of the Common Stock. These provisions include classification of the Company's Board of Directors into three classes, each of which serves for a different three-year period, advance notice procedures for shareholder nominations for the election of directors and business to be brought by shareholders for an annual meeting. Such advance notice procedures must be given in the manner provided by the Bylaws. Amendment or repeal of the classification of directors and advance notice provisions requires the vote of 70% of all shares entitled to vote for directors. In addition, the Articles of Incorporation require the affirmative vote of 70% of the voting power of the outstanding shares of capital stock for certain business combinations, including mergers, consolidations, sales, leases, transfers, reclassification and recapitalizations. Amendment or repeal of the 70% vote requirements for business combinations requires the vote of 70% of all voting shares.

     The Company's Board of Directors is authorized to issue up to 20,000,000 shares of preferred stock. The Board of Directors has the power to establish the dividend rates, liquidation preferences, voting rights, redemption and conversion terms and privileges with respect to any series of preferred stock. The issuance of any series of preferred stock having rights superior to those of the Common Stock may result in a decrease in the value or market price of the Common Stock, and could further be used by the Board as a device to prevent a change in control of the Company. Holders of outstanding preferred stock currently have, and future holders of preferred stock may have, the right to receive dividends, and certain preferences in liquidation and conversion rights. The issuance of preferred stock could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of the Company without further vote or action by the shareholders and could adversely affect the voting and other rights of the holders of Common Stock. In the event of a sale, dissolution or bankruptcy of the Company, such preferred shareholders would have a preference over the common shareholders as to any assets remaining after distribution to creditors. Without a substantial change in the Company's current financial situation, as of December 31, 1997, there will not be enough assets upon liquidation to pay any portion of the preferences of any of the outstanding series of preferred stock, or to provide any distribution to common shareholders. See "Description of Certain Provisions of the Articles of Incorporation and Bylaws with Possible Anti-Takeover Effect."


Market for LFC Process Plant Products

     The Company believes the potential market for processed coal to be produced by LFC Process plants includes utilities, independent power producers, certain manufacturers of steel using new technologies, and other industrial enterprises which use coal, both in and outside of the United States. The potential market for the coal-derived liquid fuels includes industrial fuel users, refineries and makers of chemical products in the United States and foreign countries. The Company's ability to market the LFC Process to any significant portion of these markets in the future will be dependent upon various factors, including such user's current and future commitment to such coal or oil based energy, changes in the cost of delivered coal and oil, and the difference between the costs of coal generated power versus other energy sources. These other sources include but are not limited to natural gas and petroleum based products, hydroelectric, solar, wind, geothermal, waste heat, solid waste and nuclear power generation facilities. The Company's ability to market the LFC Process will also be impacted by regulatory efforts to reduce acid rain and other emissions; regulatory incentives to utilize coal based energy sources; and the reliability and cost effectiveness of LFC Process Plant products relative to gas and other energy sources currently existing or developed in the future. There can be no assurance LFC Process plant products will achieve market acceptance at any level sufficient to provide profits to the Company. See "Business - Markets."


Disclosures Relating to Low Priced Stocks; Possible
Restrictions on Resale of Low Priced Stocks and on
Broker-Dealer Sales; Possible Adverse Effect of
"Penny Stock" Rules on Liquidity for the Company's
Securities

     Transactions in the securities of the Company are subject to Rule 15g-9 under the Securities Exchange Act of 1934 (the "Exchange Act"). Rule 15g-9 imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and "accredited investors" (generally, individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 individually, or $300,000 together with their spouses). For transactions covered by this Rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to the sale. Consequently, this Rule could affect the ability of broker-dealers to sell securities of the Company and may affect the ability of selling security holders to resell any of the Securities registered herein in the secondary market.

     The Commission has adopted regulations which generally define a "penny stock" to be any security of a company that has a market price (as therein defined) less than $5.00 per share, or with an exercise price of less than $5.00 per share subject to certain exceptions, and which is not traded on any exchange or quoted on NASDAQ. For any transaction by broker-dealers involving a penny stock, unless exempt, the rules require delivery of a risk disclosure document relating to the penny stock market prior to a transaction in a penny stock. Disclosure is also required to be made about compensation payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in an account and information on the limited market in penny stocks.


                              RECENT DEVELOPMENTS

     As of the date of this Prospectus, all the Series 97-F and 97-G convertible Preferred Shares had been converted, at the election of the holders, and no Series 97-F or 97-G Preferred Shares remain outstanding.

     During the three-month period ended June 30, 1998, the Company issued additional incentive stock options, at fair market value pursuant to its 1996 Omnibus Stock Plan. The incentive options are exercisable for a total of 429,000 shares of Common Stock at $0.625 per share, the closing bid price on the grant date, to employees of the Company. The options were granted in reliance upon exemptions from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected data presented below under the captions "Statement of Operations Data" and "Balance Sheet Data" for, and as of, the end of the years in the five-year period ended December 31, 1997, are derived from the audited consolidated financial statements of the Company. The selected data presented below for the three months ended March 31, 1997, and 1998, are derived from the unaudited consolidated financial statements of the Company. The unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair statement of the financial position and results of operations for these periods. Operating results for the three months ended March 31, 1998, are not necessarily indicative of the results that may be expected for the year ended December 31, 1998. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation," and the financial statements and the related notes thereto which are incorporated by reference in this Prospectus.


                                     Three months ended
                                           March 31,                               Years ended December 31,
                                  -------------------------  -------------------------------------------------------------------
                                      1998         1997          1997         1996           1995           1994         1993
                                  ------------ ------------  ------------ ------------ --------------- ------------ ------------
Statement of Operations Data:

Revenues                          $ 1,101,559  $ 1,113,915   $ 5,322,724  $ 4,244,268  $   900,306(1)  $   552,503  $   809,910

Net loss                           (1,359,088)  (1,143,545)   (5,708,302)  (4,259,365)  (6,824,940)(1)  (5,844,121)  (6,116,388)

Imputed Dividends(2)                1,312,519            -       770,226            -            -               -            -

Net Loss Applicable
  to Common Stock                  (2,671,607)  (1,143,545)   (6,478,528)  (4,259,365)  (6,824,940)     (5,844,121)  (6,116,388)

Net Loss Per Common Share - Basic       (0.25)       (0.19)        (0.88)       (0.80)       (2.46)(1)       (3.02)       (3.62)

Weighted Average Common
  Shares Outstanding               10,768,073    6,175,482     7,324,953    5,357,010    2,774,084       1,933,032    1,691,675


Balance Sheet Data:

Current Assets                      3,460,727    1,272,449   $ 1,648,745  $ 2,295,167  $   944,910     $   717,406  $ 1,331,381

Working Capital
  Deficiency                       (2,853,531)  (5,004,865)   (4,284,559)  (4,015,187)  (2,369,079)     (3,348,255)    (917,979)

Total Assets                        7,118,348    5,554,091     5,590,445    6,628,678    6,592,086       8,198,362    9,240,338

Long-Term Debt
(Excluding Current Portion)           111,875      119,000       114,250      123,750    4,631,250       3,575,835    4,637,997

Stockholders' Equity (Deficiency)     692,215     (842,223)     (457,109)     194,574   (1,629,578)        556,866    2,350,981

------------------

(1) The Company acquired AMS effective October 30, 1995. AMS recorded revenue of $867,000 and income from operations of $238,000 for the period October 31, 1995, through December 31, 1995.

(2) No dividends have been declared since inception.

                                    BUSINESS

     The following discussion contains forward-looking statements which involve risks and uncertainties. Such forward-looking statements include, but are not limited to, statements regarding future events and the Company's plans and expectations. The Company's actual results may differ significantly from the results discussed in the forward-looking statements as a result of certain factors including, but not limited to, those discussed in "Risk Factors," as well as those discussed elsewhere in the Prospectus or incorporated herein by reference. See "Forward-Looking Statements."


Overview

     The Company is in the business of developing and marketing energy-related technologies. The Company has developed a patented technology which it refers to as the LFC Process. The LFC Process is intended to convert and upgrade low-rank coal into a coal substitute and a hydrocarbon liquid. The LFC Process is intended to produce two products called process derived fuel and coal derived liquids, and at the same time reduce the PDF's pollution potential when it is subsequently burned for fuel. The Company believes the LFC Process could upgrade a significant portion of the world's abundant low-rank coal reserves into coal and petroleum-based products which could provide cost-effective compliance with certain environmental legislation and regulations including the Clean Air Act and other current and possibly future U.S. and international environmental regulations or concerns.

     The LFC Process involves heating coal under carefully controlled conditions to refine it into alternative fuels. The Company believes many existing users of coal in the U.S., such as electric utilities, face costly capital expenditures to modify their coal-powered electricity producing facilities to comply with the Clean Air Act. In the opinion of the Company, the Clean Air Act impacts over 100 coal fired electrical generating plants in the U.S. and, by the year 2000, requires many major U.S. power plants to achieve specified reductions in pollution. The Company believes countries outside the United States who currently generate much of their electricity from burning coal, and who have substantial low rank coal reserves, could use the LFC Process to provide a more cost-effective and less environmentally damaging fuel source for the production of power.

     In 1989, the Company contributed the LFC Process to TEK-KOL. TEK-KOL consists of the Company and Bluegrass, a subsidiary of Zeigler. Zeigler is a coal producing company in the United States. Over the period of many months the Partners themselves, and between the Partners and other interested parties, including MHI, failed to conclude negotiations to sell or license a portion of the LFC Technology of otherwise significantly advance its development. Consequently, the Company gave notice on May 11, 1998, to Bluegrass that it was unilaterally terminating TEK-KOL. Material factors which influenced the Company's decision included Bluegrass' closure of the Demonstration Plant and Zeigler's decision to put all of its assets up for sale. Ultimately, the Company determined it was in its best interest to terminate the TEK-KOL Partnership in order to more expeditiously advance the development of the LFC Technology.

     Upon termination of TEK-KOL, which pursuant to the TEK-KOL agreement is to take no longer than 18 months, the Company will own an undivided 50% interest in all intangible assets owned by TEK-KOL including all patents and intellectual property. Upon termination, the Company has the exclusive worldwide right to market and license the LFC Process through April 12, 2000. After April 12, 2000, the Company and Bluegrass each have the right to market and license the LFC Process. The termination of TEK-KOL could have a material adverse impact on the business and operations of the Company, including its ability to license or sell the LFC Process.

     The LFC Process has been used to produce PDF and CDL for test burning at the Demonstration Plant owned by ENCOAL Corporation (a subsidiary of Bluegrass) in Gillette, Wyoming. To date the Demonstration Plant has produced approximately 114,900 tons of PDF and 116,100 barrels of CDL, and has shipped over 83,500 tons of PDF to seven electric utilities in six states, and 104,000 barrels of CDL to eight industrial users in seven states. The purpose of the Demonstration Plant, which was originally intended to operate for two years, was to demonstrate the validity of the LFC Process. The Demonstration Plant was constructed pursuant to an agreement between the U.S. Department of Energy and ENCOAL Corporation a Shell Mining Company ("SMC") subsidiary, now called Bluegrass, as part of the U.S. government's "Clean Coal Technology Program."

     The Company believes the operation of the Demonstration Plant from 1995 through the third quarter of 1997 when its operations were suspended, has provided invaluable design data and engineering parameters to assist in the commercial scale development of the LFC Process. Because of the continuing losses generated by the operation of the Demonstration Plant, ENCOAL suspended operation of the Demonstration Plant in the fourth quarter of 1997. Since TEK-KOL has been terminated by the Company, ENCOAL is very unlikely to resume operations of the Demonstration Plant and the Company is seeking to buy the Demonstration Plant, find a partner to build another one or market the LFC Process without the assistance of a demonstration plant. There could be a material adverse impact on the Company if the Demonstration Plant does not resume operations, even if a substitute demonstration plant is completed in place of the Demonstration Plant.

     The LFC Process is still in development. PDF produced at the Demonstration Plant has only been shipped to customers for testing, while CDL has been sold commercially. Although the Company believes it has completed development of the LFC Process, additional development to test and demonstrate aspects and uses of the LFC Process is necessary before the value (if any) of its use on a large scale commercial basis can be verified. There can be no assurance these development issues will be successfully concluded or that the LFC Process will be licensed or sold commercially, or if sold, will generate revenue or profits for the Company.

     The Company intends to license the LFC Process to electric utilities, coal producers, steel companies, foreign governments or agencies thereof, or affiliates of these parties. The Company believes that licensing the LFC Process will lead to its optimum use because of the substantial capital expenditures and time required to construct and operate a plant using the LFC Process. The Company is in discussions with a number of candidates, including Mitsubishi Corporation and Mitsubishi Heavy Industries, Ltd., in an effort to form a joint venture or other collaboration to market and license the LFC Process worldwide. The Company is currently negotiating the terms of a letter of intent with Mitsubishi Corporation. The current proposed terms of the potential letter of intent include establishment of a joint venture to commercialize the LFC Process, and Mitsubishi's assumption of certain development and operating costs and sharing the responsibility for other costs. No letter of intent has been executed or approved by either party to date, and there can be no assurance a letter of intent will be entered into, or that if one is entered into, the proposed terms will include those currently being negotiated, or that any joint venture or other material transaction will result therefrom.

     The OCET Corporation, a wholly owned subsidiary of the Company, is also developing another energy-related technology referred to as the OCET Process. The OCET Process is designed to deasphalt crude oil and resid produced in oil refining in order to increase the efficiency of crude oil refineries. Resid is the residue remaining after processing crude oil in a refinery to produce liquid fuels and lubricants. The OCET Process is still in the development stage, and will require substantial research and development before it is ready (if ever) for commercial use.

     The Company has another wholly owned operating subsidiary, AMS. AMS designs and produces custom automated assembly equipment primarily for manufacturers in the biomedical, automotive, electronics and computer industries. AMS provided 93% of the gross revenues of the Company for the fiscal year ended December 31, 1996, and provided 99% of the gross revenues of the Company for both the three months ended March 31, 1998, and the fiscal year ended December 31, 1997. While AMS provides a substantial portion of the current gross revenues of the Company, the Company intends to focus its business and operations on commercializing and developing the LFC Process and the OCET Process.


TEK-KOL Partnership

     TEK-KOL owns all right, title and interest in the LFC Process, except for a non-exclusive license granted by the Company prior to the formation of TEK-KOL, to Rosebud Energy Corp. for LFC Process cogeneration plants with an aggregate capacity of 350 MW. The partners in TEK-KOL are the Company and Bluegrass. TEK-KOL was established in 1989 and the original partner was SMC (now called Bluegrass).
In 1992, all of the assets of SMC were purchased by Zeigler. The
TEK-KOL Partnership Agreement, as amended, currently provides for the distribution of 75% of certain TEK-KOL cash receipts to the Company and 25% to Zeigler, until the Company receives $2 million. Thereafter, cash from operations, (if any) is to be distributed 50% to the Company and 50% to Zeigler. TEK-KOL is marketing the LFC Process to obtain licensees, joint venture partners, strategic and other relationships.

     Except for the license issued to SMC for the Demonstration Plant and the license issued to the Company, as of the date of this Prospectus, TEK-KOL does not have any agreements to license the LFC Process. All of the costs of TEK-KOL are split equally between Bluegrass and the Company. The Company expects the cost of its continuing to market and license the LFC Technology, including TEK-KOL's annual budget throughout the Company's exclusive licensing period, to be approximately $1,500,000 to $2,000,000 per year. There can be no assurance the Company's obligations to TEK-KOL will not be greater. The Company intends to finance its marketing and licensing efforts as well as its TEK-KOL and other obligations from the sale of equity, debt securities, sales of assets and from licensing. Any acquisition of Bluegrass' interest in TEK-KOL or the Demonstration Plant would likely have to come from the same potential sources. There can be no assurance the Company will be able to fund its obligations to TEK-KOL.

     On May 11, 1998, the Company gave notice to Bluegrass, in accordance with the TEK-KOL Partnership Agreement, that it was unilaterally terminating the Partnership Agreement effective six months from the date of the notice. Upon termination the parties are required to take those steps necessary to dissolve the partnership and wind up all partnership affairs. Pursuant to the Partnership Agreement, all tangible assets are to be sold upon dissolution and all intangible assets comprising intellectual property are transferred to both parties such that each party owns an undivided 50% interest in all patents, trade secrets, trademarks, and all other intellectual property. However, upon termination the Company has a worldwide exclusive through April 12, 2000, to market and license the LFC Technology. After April 12, 2000, both parties have the right to market and license the present technology worldwide. Bluegrass may continue to use the LFC Technology on any of its sole projects.

     Royalties earned on licenses entered into during the term of the Company's exclusive licensing period (ending on April 12, 2000) are divided 80% to the Company and 20% to Bluegrass, for a period ending 10 years from the date of dissolution. For licenses entered into after April 12, 2000, royalties are divided equally between the parties for a period of 10 years from the date of dissolution. Royalties received after 10 years from the date of dissolution are retained entirely by the Licensor. Both the Company and Bluegrass are obligated to continue funding the TEK-KOL partnership until dissolution which pursuant to the Partnership Agreement must be accomplished within 18 months of the date of notice of termination. Thus, all risks associated with funding continue during the period of winding up and liquidating the partnership.

     Since the Company has terminated the TEK-KOL Partnership Agreement there can be no assurance that it can continue to fund and carry on the marketing and licensing of the LFC Technology during its exclusive period through April 12, 2000. To continue to market the LFC Process the Company intends to explore various options including the possibility of a purchase of Bluegrass' interest in TEK-KOL, the purchase of the Demonstration Plant, and entering into a new partnership to license the LFC Process. There can be no assurance that any such business entity can be formed or that actual agreements can be reached with any company to market and license the LFC Technology worldwide. Further, there can be no assurance that present personnel of TEK-KOL will continue to work with or for the Company to pursue such marketing.


LFC Process

     The LFC Process is specifically designed to process subbituminous (low-rank) or a lignite coal which have a high moisture content. PDF is designed to be a less polluting solid fuel with a higher Btu, or heat value, than the coal it was refined from, and with significantly lower moisture. PDF has higher ash, a higher fixed carbon and lower organic sulfur than the parent coal. CDL is a low-sulfur hydrocarbon liquid. Based on operations at the Demonstration Plant, the

Company believes each ton of coal should produce approximately one-half ton of PDF and one-half barrel of CDL, although differing raw material and operating conditions may effect these estimates.

     To process the coal, the LFC Process uses a drying/partial pyrolsis technology, which uses low rank coal as a feedstock. Pyrolsis is a process whereby organic compounds are subjected to very high temperatures. The LFC Process is a mild gasification technology that employs a series of pyrolysis zones to produce solids and gas, and a condensation system to produce liquids. The LFC Process has been used at the Demonstration Plant which has produced and shipped to customers product for test burning over a hundred tons of PDF and over a hundred thousand barrels of CDL. The Company believes the operation of the Demonstration Plant has provided key operational and engineering design data for the LFC Process which it believes may assist in completing the final stages of development of the LFC Process.

     The Company believes four key factors in the LFC Process differentiate it from other coal cleaning, liquefaction, or gasification technologies. First, the process simultaneously produces solids and liquids. Second, the control system regulates the coal heating rate and temperature level to control the governing kinetics of gasification and stabilization reactions. Third, the PDF can be stabilized and is less likely to self-ignite. Fourth, for the purpose of controlling the gasification conditions (to obtain the desired co-products), computer models of coal reaction kinetics, sensors, and servo-mechanisms can be incorporated into the control system.

     The Company's marketing efforts are in part based on the Company's belief that low-grade (or low-rank) coals of the world are relatively disadvantaged in the marketplace compared to higher-rank bituminous coals. Low-rank coals generally have higher water content which makes them more expensive to transport to distant markets. Additionally, their lower heat value can make them a less efficient boiler fuel. The Company estimates the transportation cost component of the coal's delivered price can be over 3-5 times the cost of the coal at the mine. SGI expects PDF and CDL can reduce transportation costs by removing water, and economically producing lower sulfur, lower water content, cleaner burning coals along with potentially valuable co-product oils and liquids, and therefore such refineries' products will be able to compete against high-grade coals. There can be no assurance these objectives will be achieved.


LFC Process Demonstration Plant

     In 1989, ENCOAL Corporation, which at the time was a Shell Mining Company subsidiary, and the U.S. Department of Energy ("DOE") jointly committed to fund one-half each of the costs to construct, own and operate, for two years, a "Clean Coal Demonstration Plant" using the LFC Process at the Buckskin Mine near Gillette, Wyoming. Several amendments of the original agreement with the DOE extended the operations and funding of the Demonstration Plant to March 1997. TEK-KOL licensed the LFC Process to SMC Mining for use at the Demonstration Plant. Construction of the Demonstration Plant began in 1990 and was completed in 1995 when it began shipping PDF and CDL to customers for test burning. The Demonstration Plant was not expected to, and did not, produce any licensing royalties to the Company.

     In November 1992, Zeigler purchased Shell Mining Company and its assets, including ENCOAL Corporation and the Demonstration Plant. Zeigler operated the Demonstration Plant through the third quarter of 1997 at which time the operations of the Demonstration Plant were suspended. Suspending operations of the Demonstration Plant may have a material adverse impact on the marketing of the LFC Process.

     In late 1996 and early 1997, ENCOAL applied for various air quality, industrial siting, land quality and land swap permits with the state of Wyoming and certain agencies of the U.S. government in contemplation of construction of an LFC Process plant. Mitsubishi International Corporation and NuCoal (another subsidiary of Zeigler) executed an engineering, procurement and construction agreement on December 30, 1996, for the construction of a $460 million LFC Process plant at North Rochelle, Wyoming. The Company was not a party to this agreement. Although this agreement was subsequently terminated, Zeigler is continuing to develop an LFC Process plant at that location, although the termination of TEK-KOL may adversely impact this process. The Company currently has no obligation to assist in funding the continued development of the LFC Process plant at North Rochelle. There can be no assurance the development of any LFC Process plant will be developed by Zeigler or others. The termination of this agreement to construct an LFC Process plant may have a material adverse impact on the business and operations of the Company.

     Test burns to date, based on the Company's analysis, indicate PDF is a viable fuel which can be used with minimal modification of the coal burning equipment. The Company believes PDF can be a means for helping utilities meet the requirements of the Clean Air Act. There can be no assurance these test results will be duplicated in a future commercial facility, if any, using the LFC Process.


Markets

     The Company believes the principal markets for PDF will be the electric utility market where utilities may burn coal to generate electricity, and in the non-coking coal metallurgical market which produce steel and metals. TEK-KOL currently believes future PDF production from an LFC Process plant could be sold into the utility market and the metallurgy market. There can be no assurance the Company's beliefs will prove to be accurate.

     CDL from the Demonstration Plant has been sold into the residual fuel oil market. Of the approximately 5,010,600 gallons of CDL that have been produced by the Demonstration Plant and sold to date, the vast majority has been sold to fuel oil distributors who have blended the CDL or sold it straight as fuel for use in industrial boilers. Other purchasers of CDL have included one coal tar chemical company and a steel manufacturer. While the Company has completed development work to determine CDL's composition, significant additional development is required. The Company believes CDL may have more potential when further refined into separate products. No assurance can be given that any market for PDF and CDL will develop.

     PDF Electric Utility Markets. The Company believes power plants operated by utilities meeting the following criteria will be the "best potential" markets for PDF. Boilers requiring low ash-fusion coal (primarily cyclone and wet bottom boilers); boilers using high-Btu fuel; utilities desiring to switch to low-sulfur coal to meet Clean Air Act compliance levels; and utilities with acceptable transportation economies. There can be no assurance any of these utilities would elect to use PDF assuming its development is completed.

     A number of factors could have a material impact on the size and value of the utility market for PDF. The Company believes the potential impact of the Clean Air Act on the utility industry could present marketing opportunities for PDF. If environmental regulations become stricter, the desirability of PDF may increase. The Company believes the potential for reduced emissions increases the likelihood PDF could be marketed successfully. A full or partial repeal of the Clean Air Act would likely have a material adverse impact on the Company and the market for PDF in the United States.

     PDF Metallurgical Markets. While the Company believes the U.S. electric utility market is the largest potential market for PDF, based on the current economics of coal-burning utilities, the Company also believes a relatively small but potentially growing market for non-coking metallurgical coals could provide an opportunity for sales of PDF. Potential PDF metallurgical markets could occur in the steel industry, where the Company believes a demand for coke substitutes is increasing. In steel making, the Company believes environmental constraints on coke production and the lower limits on permissible emissions may motivate development of new technologies to replace the traditional combination of blast furnaces and coke ovens.

     CDL Markets. The Company believes current industrial residual fuel oil markets in the U.S. will not pay enough for CDL as a residual fuel to make it worthwhile to sell into that market. Enhanced CDL-derived products are being developed by the Company with the goal of providing increased economic returns. While these enhanced CDL products are not yet completely defined, progress has been made in developing upgraded CDL products. Portions of the upgrading process have been identified by the Company and include centrifugation to remove entrained solids, distillation to collect crude cresylic acids, as an asphalt additive and the sale of the remaining crude CDL to fuel oil markets. The Company will require significant additional funding to further its research, development and testing before enhanced CDL products could be available for commercial use.

     CDL upgrading efforts are currently focused on domestic and international markets that the Company believes may be more commodity based, and less sensitive to limited numbers of fixed end users. These CDL markets are aimed at transportation fuels combined with specialty chemicals with potential large volume acceptance. There can be no assurance the Company will develop any upgraded CDL products, that any markets will accept or use CDL, or that it will produce revenues or profits for the Company.


OCET Process and Strategy

     Another energy-related technology which is being developed by the Company through its wholly-owned subsidiary, the OCET Corporation, is the OCET Process. OCET is developing a technology which it believes can deasphalt petroleum residium, or resid, so it can be more easily or further refined (the "OCET Process").

     In laboratory tests both petroleum resid and heavy crudes have been successfully deasphalted using lab scale continuous prototype processing equipment. The results of these laboratory tests have demonstrated the ability in testing conditions to produce deasphalted oil which OCET believes is comparable in quality and yield to that produced by commercial solvent deasphalting processes. There can be no assurance the results of such laboratory tests will be proved in actual commercial scale developments, or that any commercial use will be made of the OCET Process.

     The Company's principal efforts to commercialize the OCET Process are intended to focus on licensing the technology to oil refineries, oil companies and other parties with related interests. Construction and operation of a commercial scale facility using the OCET Process is dependent upon funding from an oil refinery, oil company or other third parties.

     The proposed OCET Process uses a solvent additive to destabilize the crude oil, followed by electrochemical processing to separate the asphaltines, metals and unwanted contaminants contained in the resid in order to produce a higher quality liquid which OCET believes could be used in refinery processes. The electrochemical processing distinguishes the OCET Process from other deasphalting processes known to the Company, and OCET believes will provide an additional method for controlling the rate, selectivity and efficiency of the separation. The OCET Process as currently structured does not require high temperatures or pressures.

     OCET and SGI are currently in the process of attempting to construct a model process development unit which would be capable of measuring OCET Process performance. Concurrently analytical methods are also being developed in an effort to analyze feedstocks to measure and optimize process performance.

     The target application for the OCET Process has been the upgrading of refinery resid to produce high quality lube oil blend stock, feedstocks for refinery catalytic upgrading processes, hydrocracking or hydrotreating and boiler grade coker feed because the liquid product could be reduced in asphaltines, metals, sulfur, nitrogen, carbon residue and other contaminants. OCET believes there are other potential markets, including deasphalting heavy crude oil at the well site, upgrading crude oil before introduction into the crude distillation tower at the refinery, near complete removal of metals from deasphalted oils, removal of sulfur compounds from diesel and gasoline, viscosity reduction as oil is being produced out of the ground, cleaning of used motor oil, to remove metals and other contaminants and removal of hydrocarbons and metals such as selenium from wastewater.

     On April 14, 1997, OCET and the U.S. Department of Energy executed a Cooperative Research and Development Agreement ("CRADA") to jointly analyze certain parameters of the OCET Process. The CRADA is intended to allow petroleum experts in the DOE to consult with SGI while protecting SGI's proprietary information.

     The proposed OCET Process is expected to compete with alternative methods for conversion of resid including thermal processes, solvent extraction processes and catalytic processes. The primary method for upgrading resid is delayed coking, which exposes resid to high enough temperatures to break apart some of the chemical bonds to produce gases, liquids and solid coke.

     There can be no assurance the OCET Process will be determined to be commercially viable, or will be developed to the point it can be determined to be commercially viable, or if it is there will be a market for the OCET Process, or, if a market develops, OCET will license its technology or otherwise produce revenue from the OCET Process or any other enterprise or technology development.

     The OCET Process is still in development and has not been licensed or used in either a pilot plant or on a commercial scale. The OCET Process will require significant additional research and development, including substantial additional funding to finish development of the process and demonstrate its potential (if any) for commercial use. There can be no assurance such efforts will be successfully completed. At the present time, OCET has no agreements with any oil refinery or other party to use the OCET Process in a commercial or even large scale testing facility.


Patents and Proprietary Technology

     To date, TEK-KOL has five issued patents and one patent pending in the United States, which relate to various aspects of the LFC Process. Patent #5,601,692 was issued in February 1997. Patent #5,401,364 was issued in March 1995; Patent #5,372,497 was issued in December 1994; Patent #5,582,807 was issued in December 1996; Patent #5,547,548 was issued in August 1996. TEK-KOL filed a patent in October 1995 for a lean fuel combustion control method which is pending. OCET filed a patent application in September 1994 for the OCET Process. AMS owns one patent jointly with Ethicon, a customer, however, AMS does not believe this patent is critical for the operation of its business.

     TEK-KOL has non-exclusive worldwide rights to license the use of the MK Dust Control System pursuant to the License Agreement with Shell Mining. There can be no assurance any additional patents will be issued to TEK-KOL as a result of TEK-KOL's pending applications, or, if issued, such patents combined with the existing TEK-KOL patents will be sufficiently broad to afford protection against competitors using similar technology. The Company's success will depend in large part on its ability and that of TEK-KOL to obtain patents for the LFC Process and related technologies, if any, to defend patents once obtained, to maintain trade secrets and to operate without infringing upon the proprietary rights of others, both in the United States and in foreign countries. TEK-KOL also has foreign patents pending for certain elements of the LFC Process.

     There can be no assurance any patents issued to TEK-KOL or the Company will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide competitive advantages to the Company. Litigation over patent or other intellectual property claims could result in substantial costs to the Company. The Company is required by the TEK-KOL Partnership Agreement to contribute to the costs of prosecuting and defending all infringement claims necessary to enforce TEK-KOL's rights or to determine the scope and validity of others' proprietary rights. U.S. patents do not provide any remedies for infringement occurring before a patent is granted. Because patent rights are territorial, the Company or TEK-KOL may hot have an effective remedy against use of their patented technology in any country in which TEK-KOL or the Company does not, at the time, have an issued patent.

     The commercial success of the Company may also depend upon avoiding the infringement of patents issued to competitors. TEK-KOL owns all of the technology relating to the LFC Process. If competitors prepare and file patent applications in the United States claiming technology also claimed as proprietary by TEK-KOL or the Company, the Company may be forced to contribute to the cost of participating in interference proceedings declared by the PTO to determine the priority of the invention. Such proceedings could result in substantial costs to the Company, even if the outcome is favorable to the Company. An adverse outcome of such proceedings could subject the Company to significant liabilities to third parties and could require TEK-KOL and/or the Company to license disputed rights from third parties or cease using the infringing technology. Although the Company believes its current and proposed activities do not and will not infringe upon patents for competing technologies, there can be no assurance the Company's belief would be affirmed in any litigation over any patent or that the Company's future technological developments will be outside the scope of these patents. A U.S. patent application is maintained under conditions of confidentiality while the application is pending in the PTO, so the Company cannot determine the inventions being claimed in pending patent applications filed by its competitors. If competitors infringe on TEK-KOL or Company patents which are pending but not yet issued, TEK-KOL and the Company will not be able to pursue infringement claims against them unless the infringement continues after such patents are issued.

     The Company also relies on certain proprietary information which may not be patentable. Although the Company has taken steps to protect its proprietary information, in part through the use of confidentiality agreements with certain employees, consultants and contractors, there can be no assurance these agreements will not be breached, the Company would have adequate remedies for any breach, or the Company's proprietary information will not otherwise become known or be independently developed or discovered by others including its competitors.


Governmental Regulation

     The LFC Process, as it is proposed to be used in the operation of a coal refinery plant will likely be subject to numerous federal and state regulations. Any United States LFC Process production plants which may be constructed may be owned and operated by others since the Company does not now have and is not expected in the future to have the financing necessary to develop, construct or operate such plants. LFC Process plants will likely require numerous permits, approvals and certificates from appropriate federal, state and local governmental agencies before construction of any such facility may begin, and will be subject to periodic maintenance or review requirements once any such facilities begin production. Such permits and regulations include: (i) air quality; (ii) wastewater discharge; (iii) land quality; and (iv) hazardous waste treatment storage and disposal. There can be no assurance that such approval will be granted to any licensees of the LFC Process in the event a plant is proposed to be constructed and operated using the LFC Process. In addition, there can be no assurance future domestic or international governmental regulations will not change and the necessary permits and approvals for any future commercial-scale production facilities will not be prohibitively expensive or difficult to obtain. Any failure by any licensee of the LFC Process to obtain required regulatory approvals, or any substantial delay in obtaining such approval, could have a material adverse effect on the Company.

     Mine Health and Safety Administration ("MHSA") regulations and approvals may be applicable to any use of the LFC Process at a plant constructed for such use. The Demonstration Plant in Wyoming has operated under the oversight of the MHSA since construction began. The Company believes the ideal location for an LFC Process plant will be on the grounds of or adjacent to a coal mine to minimize transportation costs.

     The Clean Air Act and amendments specify certain air emission requirements for electrical utility companies and industrial coal users. The Company believes the Clean Air Act is now, and will in the future be, a significant factor in creating demand and a market for the LFC Process. The Company believes electric utilities and industrial coal users who use the LFC Process will be subject to the Clean Air Act, and compliance with such regulations could be fully or partially met through the use of the LFC Process. Beginning on January 1, 2000, Phase II of the Clean Air Act imposes a permanent cap on sulfur dioxide emissions and requires nitrogen oxide reductions. A full or partial repeal of the Clean Air Act could have a material adverse impact on the Company. The Company is unable to predict future regulatory changes and their impact on the demand for the LFC Process. See "Risk Factors - Environmental and Other Governmental Laws, Regulations and Project Approvals."


Competition

     The principal markets for PDF and CDL are in the energy industry, which is intensely competitive. There are many companies engaged in research into ways to clean or convert coal into a more acceptable fuel or other commercially viable products. Many of the Company's existing or potential competitors have substantially greater financial, technical and human resources than the Company and may be better equipped to develop, test and license coal refining technologies. In addition, some of these companies have extensive experience in operating refining plants and many of these companies have extensive experience in operating coal burning plants. These companies may develop and introduce coal refining technologies competitive with or superior to those of the Company prior to any market acceptance for the LFC Process or other technologies developed by the Company or its subsidiaries.

     The relative speed with which the Company markets the LFC Process and enters into license or other agreements with third parties who, thereafter construct, own and operate a plant using the LFC Process and their success in supplying processed coal products, are expected to be important competitive factors. The Company expects principal competitive factors may include, among other things, how economically LFC Process coal products can be produced, at what quality levels and demand for such products develops, compliance with environmental standards, the transportation costs, cost comparisons to energy fuels, and the strength of any patents on the LFC Process or other related technologies.

     The demand, if any, by coal-fired electrical generation facilities for processed coal products derived from using the LFC Process may also be materially impacted by several competing fuels and other costs, such as natural gas and alternative energy sources including but not limited to hydroelectric power, synthetic fuels, solar power, wind power, wood, geothermal, waste heat, solid waste and nuclear sources. The Company believes other competitive factors which may influence competition for the Company include the availability and cost of delivered coal, the difference between the costs of other energy alternatives and coal prices and availability, regulatory efforts to reduce pollution and other emissions, regulatory incentives, if any, to utilize clean coal based energy sources and the reliability and cost effectiveness of the LFC Process relative to other competing technologies.

     The Company's competitive position also depends upon its ability to attract and retain qualified personnel, obtain patent protection or otherwise develop proprietary products or processes and secure sufficient capital resources for the period between development and testing of the LFC Process and any possible introduction of the technology into the commercial market place.

     The Company is aware of several entities in the U.S. and foreign countries which are engaged in producing clean-burning coal. These include the Rosebud SynCoal Partnership, owned by indirect subsidiaries of Montana Power Company and Northern States Power Company which processes approximately 1,430 tons of feed coal a day at its plant in Colstrip, Montana. Also, KFX, Inc., a public company, is engaged in producing a clean coal product, Carbontec, which produces upgraded coal at a pilot plant; Custom Coals, International, which makes a clean coal product; Puron Co.; Cyprus, a coal company, and SOSOI/FT. There can be no assurance the Company will be able to compete successfully.


Employees

     As of the date of this Prospectus the Company including OCET employs 20 full-time employees and AMS employs approximately 33 full-time employees. None of the Company's or AMS's employees are represented by a labor union or bound by a collective bargaining agreement. The Company and AMS believe that they maintain positive relations with their employees.


Properties

     The Company leases 5,500 square feet of office space at 1200 Prospect Street, Suite 325, La Jolla, California 92037. The term of the lease expires in December 2000. In addition, the Company leases 5,080 square feet of laboratory space at 11588-20 and 21 Sorrento Valley Road, San Diego, California 92121, pursuant to a lease which expires in May 2000. AMS leases 20,000 square feet of office and manufacturing space at 2222 Shasta Way, Simi Valley, California 93065, which includes 15,000 square feet of manufacturing space. The term of the lease expires in October 1998. The Company and AMS believe their current facilities will be adequate for their respective expected needs for the foreseeable future.

Legal Proceedings

     The Company and its subsidiaries are from time to time involved in litigation arising in the ordinary course of their respective businesses. In the opinion of the Company none of the pending litigation, if adversely decided, should have a material adverse effect on the Company.


                    ASSEMBLY AND MANUFACTURING SYSTEMS, INC.

Overview

     Assembly and Manufacturing Systems, Inc. ("AMS"), a wholly-owned subsidiary of the Company, is a supplier of custom made precision assembly equipment. AMS designs and builds custom, automated assembly systems marketed principally to manufacturers in three principal industries: medical, automotive and high-tech. These assembly systems integrate multiple manufacturing functions often into a single custom production line built to the customer's specifications.

     Assembly functions integrated into products manufactured by AMS include: material and component handling, dispensing and placement of film or liquid adhesives, sealants or customer-formulated materials such as pharmaceuticals, marking and encoding, assembly of components, riveting, swagging, inspection functions including machine vision inspection, testing, data collection and analysis. Completed AMS assembly systems may be from bench top size to almost a hundred feet in length, and may incorporate all types of subsystems, including robots, machine vision, conveyors, welders, mechanical tests, electronic tests and others as specified by the customer. AMS believes it is well positioned to capitalize on what it forecasts is an ongoing consolidation and growth in the fragmented automation assembly market.

     Generally automation system functions integrated into products manufactured by AMS are computer controlled through custom software written by AMS, and incorporate control, data handling, reporting and safety functions. The completed automation systems are generally tested and accepted by the customer at AMS prior to shipment and installation at the customer's site.

     AMS believes that a majority of its current customers and future customers purchase automation systems for several reasons including support of new product introductions and start-up, labor cost reductions, increase in capacity, increase in quality, and favorable return on investment and payback. AMS customers may also choose to automate production of their products to reduce costs, improve productivity on current products and to increase their quality and improve facilities.

     AMS believes it offers customers a number of competitive advantages over its competitors including successful project execution, competitive pricing, systems which meet specified performance criteria, engineering and manufacturing expertise and experience and innovative machine concepts. The typical AMS contract price is in excess of $500,000.


Marketing and Sales

     AMS employs three sales professionals and two to three applications engineers and their support staff who are involved directly in marketing its services to potential customers. AMS relies primarily on personal contact by its executive and sales personnel to secure new customers and market its products. AMS regularly participates in local, regional and national trade show meetings in its key industry groups. AMS believes personal contact by its sales and engineering staff is critical to retain new customers.

     AMS has targeted large, established manufacturing companies in the medical, automotive and high-tech industries as prospective clients. AMS targets companies that need small manufactured equipment and devices, requiring mechanical or electric mechanical assembly and test, or inspection with material handling, as key accounts. To assist in marketing its products and services, AMS also works to develop new applications for target customers for their various manufacturing needs.

     As part of its current marketing focus, AMS is targeting Fortune 1000 businesses with assembly contracts in the range of $750,000 to $1.5 million per project to increase market share and benefit from economies of scale.


Major Customers

     Sales revenue was derived primarily from contracts to manufacture equipment with three, four and two customers in 1997, 1996 and 1995, respectively. Revenue from sales of automated assembly equipment accounted for 99%, 93% and 96% of the Company's consolidated revenues in 1997, 1996 and 1995, respectively. In each of the past three years no single customer has accounted for more than 10% of sales for more than any one fiscal year. AMS does not have long term contracts with any of its customers and expects that a small number of customers will continue to account for a substantial portion of sales for the foreseeable future. Due to the small number of annual projects attempted by AMS, a significant performance problem with any one AMS project could have a material adverse effect on AMS. There can be no assurance revenue from customers who accounted for significant revenue in past periods, individually, or as a group, will continue, or if continued, will reach or exceed historical levels in any period.


Manufacturing

     All design, engineering, fabrication, assembly and testing of AMS's products are carried out at its facility in Simi Valley, California. Proprietary software and in-house procedures are used to ensure the quality and timeliness of project execution, and AMS's custom automation related software incorporate control, data handling, reporting and safety features. AMS also uses state-of-the-art computer-aided design practices to create the customized assembly processes for its customers.

     To manufacture certain of its automation equipment, AMS uses subcontractors for common industrial services such as machining, fabrication of welded structures, painting and power coating on an as-needed basis. Manufacturing operations include purchasing, receiving, cutting, machining, grinding, electrical fabrication and testing, machine assembly as well as testing and all other functions required to complete the automated assembly product. When needed, AMS also employs a number of subcontractors for special assembly operations including welding, power coating, wire electric discharge machining and other unique operations.

     AMS has implemented certain quality control procedures for its manufacturing facility. AMS's quality control personnel regularly monitor the manufacturing process and have initiated numerous procedures which assist in quality control. AMS believes new customers, particularly Fortune 1000 customers with large assembly projects, may impose additional quality control standards. It is possible such customer or other quality control standards may require additional substantial expenditures over a long period of time, or that AMS may determine that such expenses are not cost-effective.


Raw Materials

     The primary raw materials used by AMS in its assembly systems include such items as stock steel shapes, aluminum extrusions, billet and plate software. These raw material items are converted by AMS into the needed support structures and are custom-machined in house to be incorporated into the automated assembly systems purchased by AMS customers. Raw materials used by AMS are generally standard industry materials which AMS believes can be provided from multiple sources of supply. AMS believes the most critical machine subsystems such as computers, vision systems, part feeders, conveyors and robots are also common and have multiple sources of supply. Up to approximately 75% of the AMS assembly system components are purchased off the shelf. AMS does not have any contracts with any of its raw material suppliers, and believes numerous suppliers would be available in the event its current suppliers were not available.


Competition

     The Company believes competition in the automation assembly industry is fragmented, and that no single competitor dominates the industry. While AMS competes with at least 85 other companies which are engaged in the automation assembly business, AMS believes the majority of these competitors provide assembly equipment for smaller projects, and cannot handle the larger projects (over $250,000 in price) for which AMS is currently competing. AMS's principal competitors in the 1997 fiscal year include Remmele Corp., Vanguard Automation, and Bosch-Weldun Automation. Many of AMS's competitors have substantially greater financial, marketing and technological resources than AMS.

     The automation industry is characterized by rapid technological change, and competitors may develop their automation products more rapidly than AMS. AMS believes competition among automation companies is based primarily on price, the speed and quantity of products produced, timely delivery, product quality, safety, product innovation and assistance in marketing and customer service. The competitive position of AMS will depend in part on AMS's ability to remain current in automation manufacturing and to increase the innovation, speed and reliability of its automated assembly processes. There can be no assurance AMS will be able to compete successfully.


Backlog

     As of March 31, 1998, AMS had a backlog of orders of approximately $1.8 million, compared to a backlog as of December 31, 1997, of approximately $1.3 million.


Liability Insurance

     The medical, automotive, high-tech and other products sold by AMS expose it to possible product liability claims, if among other things, the use of such products results in personal injury, death or property damage. AMS maintains product liability insurance in the principal amount of $2 million through April 20, 1998, and will be renewed upon expiration. There can be no assurance such insurance will be adequate in terms and scope to protect AMS against material adverse effects in the event of a successful claim, or that such insurance will be renewed with acceptable terms and conditions.


                                USE OF PROCEEDS

     The Company will not receive any proceeds from conversion of the Preferred Shares or from the sale of the Selling Shares. If all of the Existing Warrants are exercised, the Company would receive approximately $4.2 million before deducting expenses of this offering. The exercise prices of the Existing Warrants range from $1.03 to $5.75 per share. To the extent the exercise price of any of the Existing Warrants exceeds the public sale price of the Company's Common Stock on the OTC Bulletin Board, the Company believes it is unlikely these Existing Warrants will be exercised. There is no minimum number of Existing Warrants which are required to be exercised or a minimum number of Warrant Shares which are required to be sold herein. Accordingly, only a limited number of Existing Warrants may be exercised and as a result the corresponding proceeds to the Company may be limited. If received, the Company would utilize those funds for administrative, general operating expenses, and expenditures related to development of the LFC and OCET Processes.

     The Company cannot precisely determine the cost, timing and amount of funds required for specific uses at this time. The use of proceeds is subject to change based on future occurrences, competitive market forces and other conditions. The rate of commercialization of the LFC and OCET processes, and the availability of alternative methods of financing will also impact the allocation and timing of the Company's use of proceeds. The Board of Directors has broad discretion in determining how the proceeds resulting from the exercise of the Existing Warrants, if any, will be applied.


                            SELLING SECURITY HOLDERS

     The following table sets forth certain information, as of the date hereof, with respect to the beneficial ownership of the Company's Warrant Shares and Preferred Shares (collectively the "Resale Securities") registered herein by each Selling Security Holder named below. The shares of Common Stock are being registered to permit public secondary trading of the Resale Securities, and the Selling Security Holders may offer the Resale Securities for resale from time to time. Except as described below, none of the Selling Security Holders has had any position, office or other material relationship with the Company within the past three years. The following table assumes each Selling Security Holder sells all of the Resale Securities held by such Selling Security Holder in this offering. The Company is unable to determine the exact number of Resale Securities that will actually be sold.

                                                               Warrant Shares
Existing Warrant Holders                                   Offered Hereby (1)(2)
--------------------------------------------------------------------------------

Adams, Jack W. ....................................................      18,000

AEM Corporation ...................................................      37,714

Albert, Mr. & Mrs. Harry, Trustees
The Albert Family Living Trust ....................................       3,000

Avalon Capital Limited ............................................       8,000

Bangham, June B., Trustee
June B. Bangham Trust .............................................       3,000

Boe, Charles
Minshew, Janelle ..................................................       3,000

Breault, Jeffrey ..................................................      20,000

Brockmueller, Henry & Betty, Trustees
1981 Brockmueller Rev. Liv. Trust .................................       6,000

Continental Capital ...............................................      22,223

Cuttyhunk Fund, Ltd. ..............................................      12,000

Davis, William ....................................................      20,000

                                       32

                                                               Warrant Shares
Existing Warrant Holders                                   Offered Hereby (1)(2)
--------------------------------------------------------------------------------

Day, Patrick & Geraldine, Trustees
Day Family Trust ..................................................       6,000

Dominion Capital Fund .............................................      30,000

Endeavour Capital Fund ............................................      10,000

Farquhar, Thomas H. ...............................................       6,000

Feeney, Terry .....................................................      61,539

FT Trading ........................................................      10,000

Ganesh Asset Management ...........................................       5,000

Goldau, Ernest ....................................................       3,000

Hatch, Robert .....................................................      25,000

Hess, Frederic & Rita, Trustees
Frederic & Rita Hess Liv Trust
Dtd 10/13/89 ......................................................       3,000

Hezlep III, Herbert, Trustee
Herbert Hezlep III Family Trust ...................................      12,000

Hoover, Thomas ....................................................      87,500

Hurford, John B. ..................................................       6,000

Keiser, Gordon L., Trustee
Gordon L. Keiser Trust U/T/D 2/14/94 ..............................       3,000

Lard, Whitney .....................................................       3,000

Mahrdt, Clark .....................................................       3,000

Millenco, L.P. ....................................................     615,384

Montag, Jeffrey ...................................................      30,000

Newport Capital ...................................................      60,000

Pefley, Gordon V. & Betty-Jane,
JTWROS ............................................................      18,000

Orndorff, Owen ....................................................      40,000

                                       33

                                                               Warrant Shares
Existing Warrant Holders                                   Offered Hereby (1)(2)
--------------------------------------------------------------------------------

Roberts, Lee R. ...................................................      40,000

Rushall, Lawrence, Trustee
The Rushall 1970 Trust U/A Dtd 01/2/70 ............................       3,000

Senkus, Randy .....................................................      20,000

Settondown Capital ................................................      70,000

Shepherd, Mark ....................................................      10,000

Sherda, Betty, Trustee
Betty Sherda Trust U/T/D 2/14/94 ..................................       3,000

Smith, Jeffrey L. .................................................      50,000

Smith, Lester A.,Trustee
Lester A. Smith Family Trust ......................................       3,000

Sovereign Partners, L.P. ..........................................      50,000

Thomas, Edward ....................................................      37,000

Trieschmann, Ralph ................................................      25,000

Total .............................................................   1,501,360

(1) Expiration dates of the Existing Warrants range from 60 days following the effective date of the Registration Statement of which this Prospectus is a part through December 31, 2006. Exercise prices for the Existing Warrants vary from $1.03 to $5.75 per share. The holders of the Warrants may own additional warrants not included herein, and may own additional Common Stock and/or Preferred Stock, and/or notes of the Company.

(2) All of the holders of the Existing Warrants listed herein own less than 1% of the issued and outstanding Common Stock of the Company, with the exception of Millenco L.P. which, assuming exercise of all Existing Warrants as of the date of this Prospectus, would own approximately 4.00%.

                                                             Preferred Shares
Preferred Shareholders                                  Offered Hereby (1)(2)(3)
--------------------------------------------------------------------------------

Adams, Jack W. ....................................................      18,000

Albert, Mr. & Mrs. Harry, Trustees
The Albert Family Living Trust ....................................       3,000

Bangham, June B., Trustee
June B. Bangham Trust .............................................       3,000

Boe, Charles
Minshew, Janelle ..................................................       3,000

                                       34

                                                             Preferred Shares
Preferred Shareholders                                  Offered Hereby (1)(2)(3)
--------------------------------------------------------------------------------

Brockmueller, Henry & Betty, Trustees
1981 Brockmueller Revocable Living Trust ..........................       6,000

Day, Patrick & Geraldine, Trustees
Day Family Trust ..................................................       6,000

Farquhar, Thomas H. ...............................................       6,000

Feeney, Terry .....................................................     160,795

Goldau, Ernest ....................................................       3,000

Hess, Frederic & Rita, Trustees
Frederic L. & Rita R. Hess Living
Trust Dtd 10/13/89 ................................................       3,000

Hezlep III, Herbert, Trustee
Herbert Hezlep III Family Trust ...................................      12,000

Hurford, John B. ..................................................       6,000

Keiser, Gordon L., Trustee
Gordon L. Keiser Trust U/T/D 2/14/94 ..............................       3,000

Lard, Whitney .....................................................       3,000

Mahrdt, Clark .....................................................       3,000

Millenco, L.P. ....................................................   1,607,955

Pefley, Gordon V. & Betty-Jane, JTWROS ............................      18,000

Rushall, Lawrence, Trustee
The Rushall 1970 Trust U/A Dtd 01/02/70 ...........................       3,000

Settondown Capital ................................................     536,804

Sherda, Betty, Trustee
Betty Sherda Trust U/T/D 2/14/94 ..................................       3,000

Smith, Lester A., Trustee
Lester A. Smith Family Trust ......................................       3,000

Sovereign Partners, L.P. ..........................................   4,831,235

Total .............................................................   7,241,789

(1) On behalf of Sovereign Partners, L.P. and Settondown Capital, and pursuant to registration rights agreements in their favor, the Company is registering 200% of the number of the shares of Common Stock underlying their Series 98-A Preferred Shares, and on behalf of Millenco L.P. and Terry Feeney the Company is registering 230% of the number of shares of Common Stock underlying their Series 97-D Preferred Shares which may be issuable upon conversion of the Preferred Stock in accordance with the conversion formula for these Preferred Shares. Notwithstanding the Company's Articles of Incorporation, the securities held by these parties do not allow the holder to convert any Preferred Share if the conversion would result in the holder of the Preferred Share having beneficial ownership (determined in accordance with Rule 13d-3(d)(1) of the Exchange Act) of more than 4.99% of the total number of shares of Common Stock of the Company.

(2) All of the holders of the Preferred Shares listed herein, assuming they were able to convert all of the Preferred Shares on the date of this Prospectus, would own less than 1% of the Company's Common Stock, with the exception of the following parties: (1) Sovereign Partners, L.P. would own approximately 22.91%; (2) Settondown Capital would own approximately 2.55%; and (3) Millenco L.P. would own approximately 7.63% of the outstanding Common Stock of the Company. Sovereign Partners, L.P. currently owns 1,800 shares of Series 98-A Preferred Stock. Millenco L.P. currently owns 500 shares of Series 97-D Preferred Stock. Southridge Capital Management, L.L.C. is the General Partner of Sovereign Partners, L.P. and Steven Hicks and Daniel Pickett are the principals of and control the General Partner. Millennium Management, L.L.C., which is controlled by Israel Englander, is the General Partner of Millenco L.P. Notwithstanding the Company's Articles of Incorporation, the securities held by these parties do not allow the holder to convert any Preferred Share if the conversion would result in the holder of the Preferred Share having beneficial ownership (determined in accordance with Rule 13d-3(d)(1) of the Exchange Act) of more than 4.99% of the total number of shares of Common Stock of the Company.

(3) The holders of the Preferred Stock may own additional Preferred Stock, the underlying shares of which are not included, and may also own warrants, common stock, and/or notes of the Company.

                                                                      Number
Shares of Common Stock                                           Offered Herein
-------------------------------------------------------------------------------

AEM Corporation ......................................................   25,714

Continental Capital ..................................................  112,000

Feeney, Terry ........................................................   10,000

Millenco, L.P. .......................................................  100,000

Sovereign Partners, L.P. .............................................  203,475

The Taxin Network ....................................................    2,000

Total ................................................................  453,189

                              PLAN OF DISTRIBUTION

     The Warrants may be exercised by surrendering properly endorsed certificates therefor to the Company's Controller accompanied by payment in full of the exercise price for each share of Common Stock as to which the Warrants are being exercised and any applicable transfer or other taxes. Payment of the exercise price for the Warrants may be made by tendering cash or a cashier's check.

     The Preferred Stock may be converted into Common Stock of the Company at the election of the holder by providing proper notice thereof and the certificate for the Preferred Stock to be converted in whole or in part to the Company's Controller.

     The Company must have on file a current registration statement with the Securities and Exchange Commission pertaining to the Warrants in order for a holder to exercise them. The Warrant Shares must also be registered or exempt for sale under the securities laws of the state in which the holder resides. The Company intends to use its best efforts to keep the Registration Statement incorporating this Prospectus current, but there can be no assurance such Registration Statement (or any other registration statement filed by the Company covering the Securities) can be kept current. In the event a registration statement including the Warrant Shares is not kept current, or if the Warrant Shares are not registered or exempt for sale in the state in which a holder resides the Warrants may be deprived of some or all of their value.

     The Company will not be required to pay a fee to any selling agent with respect to any exercise of the Warrants.

     The Common Stock offered by the Selling Security Holders are not being underwritten. The Selling Security Holders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. The Common Stock offered hereby may be sold by the Selling Security Holders from time to time in transactions (which may include block transactions) in the over-the-counter market, in negotiated transactions, or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, or at negotiated prices. The Selling Security Holders may effect such transactions by selling the Common Stock directly to purchasers or through broker-dealers that may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Security Holders and/or the purchasers of the Securities for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     The Selling Security Holders and any broker-dealers that act in connection with the sale of the Common Stock as principals may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act and any commission received by them and any profit on the resale of such Common Stock as principals might be deemed to be underwriting discounts and commissions under the Securities Act. The Selling Security Holders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the Common Stock against certain liabilities, including liabilities arising under the Securities Act. The Company will not receive any proceeds from the sales by the Selling Security Holders, although the Company will receive proceeds from the exercise of the Warrants. Sales of the Securities by the Selling Security Holders, or even the potential of such sales, could have an adverse effect on the market price of the Company's outstanding Common Stock.

     At the time a particular offer of Common Stock is made, except as herein contemplated, by or on behalf of a Selling Security Holder or the Company including following exercise of Warrants, to the extent required, a prospectus will be distributed which will set forth the number of shares of Common Stock being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, if any, the purchase price paid by any underwriter for Common Stock purchased from the Selling Security Holder and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

     In order to comply with the securities laws of certain states, if applicable, the Common Stock may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Common Stock may not be sold unless it has been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Common Stock may not simultaneously engage in market making activities with respect to the securities of the Company for a period of at least one, and possibly five, business days prior to the commencement of such distribution. In addition and without limiting the foregoing, each Selling Security Holder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, Rules 101, 102 and 107, which provisions may limit the timing of purchases and sales of shares of the Company's Common Stock by the Selling Security Holders.

     The Warrants and Preferred Stock were originally issued to certain Selling Security Holders pursuant to an exemption from the registration requirements of the Securities Act provided by Sections 3(b) and 4(2) thereof. The Company agreed to register the Warrant Shares, Preferred Stock Shares and the Selling Shares under the Securities Act and to indemnify and hold such Selling Security Holders harmless against certain liabilities under the Securities Act that could arise in connection with the sale by such Selling Security Holders of such Common Stock. In connection therewith the Company has agreed to pay all reasonable fees and expenses except for fees and expenses for counsel to the Selling Security Holders and any underwriting discounts and commissions.


                           DESCRIPTION OF SECURITIES

     The authorized capital stock of the Company consists of 95,000,000 shares of capital stock, of which 75,000,000 shares are shares of common stock, no par value ("Common Stock"), and 20,000,000 shares may be shares of preferred stock, par value $0.01 per share (the "Preferred Stock"). Preferred Stock is issuable in one or more series. As of March 31, 1998, 12,228,771 shares of Common Stock were issued and outstanding, and 66,686 shares of convertible Preferred Stock were issued and outstanding.


Common Stock

     The holders of Common Stock are entitled to one vote for each share on all matters requiring shareholder action. The holders of a majority of shares of Common Stock represented at a meeting of shareholders can elect all of the directors to be elected at such meeting. In addition, subject to the preferences that may be applicable to any then outstanding shares of Preferred Stock, the holders of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors from funds legally available, and upon liquidation, will be entitled to receive pro rata all assets of the Company available for distribution to such holders. The Common Stock has no preemptive or other subscription rights, no cumulative voting rights, and there are no conversion rights, redemption or sinking fund provisions with respect thereto.


Preferred Stock

     The Preferred Stock may be issued in series, and shares of each series will have such rights and preferences as are fixed by the Board of Directors in the resolutions authorizing the issuance of that particular series. In designating any series of Preferred Stock, the Board of Directors may, without further action by the holders of Common Stock, fix the number of shares constituting that series, and fix the dividend rights, dividend rate, conversion rights, voting rights (which may be greater or lesser than the voting rights of the Common Stock), rights and terms of redemption (including any sinking fund provisions), and the liquidation preferences of that series of Preferred Stock.

     The Board of Directors may issue one or more series of Preferred Stock without action of the shareholders of the Company. Accordingly, the issuance of Preferred Stock may adversely affect the rights of the holders of the Common

Stock. In addition, the issuance of Preferred Stock may be used as an "anti-takeover" device without further action on the part of the shareholders. Issuance of Preferred Stock may dilute the voting power of a holder of Common Stock (such as by issuing Preferred Stock with super-voting rights), may discourage bids for the Company's Common Stock, and may render more difficult the removal of current management, even if such removal may be in the best interests of the shareholders.


Outstanding Preferred Stock

     The outstanding Preferred Stock of the Company at March 31, 1998, consisted of 66,686 shares of Preferred Stock, which were issued in 27 series. The outstanding Preferred Stock series are: 90-B; 90-C; P-90; PS-90; 91-A; 91-C; 91-D; 91-E; 91-M; 91-P; 91-R; 91-S; 91-V; 92-A; 92-B; 93-A; 93-B; 93-C; 94-A;
94-B; 95-R; 96-A; 96-B; 97-C; 97-D; 97-F and 98-A. The primary distinction between such series of Preferred Stock relates to the dividend and liquidation preferences for each.

     All outstanding series of Preferred Stock are fully paid and nonassessable. The Preferred Stock has no preemptive rights to subscribe for any additional securities which may be issued by the Company. No sinking fund or similar provision has been provided in respect to any of the outstanding series of Preferred Stock. The rights of the holders of each series of Preferred Stock are subordinate to those of the Company's general creditors, and every previously issued series of Preferred Stock. All of the outstanding series of Preferred Stock are subject to adjustment in certain events, including for stock dividends, stock splits, reclassifications, consolidations, mergers, etc. The Company has never declared or paid a cash dividend on any of its outstanding Preferred Stock, and it is not likely any dividends will be declared for some time.

     Except as required by mandatory provisions of Utah law, the holders of the various series of outstanding Preferred Stock have no voting rights.


Series 90-B and 90-C

     Dividends. The Series 90-B and 90-C Preferred Stock are entitled to dividends of $8 per share annually, payable in quarterly installments out of unreserved earned surplus, before any dividends shall be payable on any other class of stock or any other series of Preferred Stock of the Company, other than a previously issued series of Preferred Stock and before any funds are set aside for the purchase of, or retirement of, the whole or any part of any series of Preferred Stock, or any other class of stock of the Company. Dividends are cumulative and are payable before dividends on any Common Stock are paid.

     Redemption. The Series 90-B and 90-C Preferred Stock do not have the right to require its redemption. The Series 90 Preferred Stock is redeemable by the Company as a series, in whole or in part, after August 31, 1992, at any time and from time to time effective on 60 days prior notice, at $100 for each share, plus the amount of any unpaid cumulative dividends which have then become payable with respect thereto. The right of the Company to redeem the Series 90-B and 90-C Preferred Stock is subject to compliance with Utah law, including without limitation, certain retained earnings requirements.

     Liquidation. In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntarily, the holders of the Series 90-B and 90-C Preferred Stock are entitled to be paid out of the assets of the Company available for distribution to shareholders, prior to any distribution with respect to any other class of stock, liquidating distributions in the amount of $100 per share, plus all accrued and unpaid dividends up to the date fixed for distribution, whether or not such dividends have been earned or declared.

     Conversion. Each share of the Series 90-B and 90-C Preferred Stock is convertible, at the option of the holder thereof without further payment at any time, into 88 shares of Common Stock unless previously redeemed.

Series P-90

     Dividends. The Series P-90 Preferred Stock are entitled to dividends of $8 per share annually, payable in quarterly installments out of unreserved earned surplus, before any dividends shall be payable on any other class of stock or any other series of Preferred Stock of the Company, other than previously issued series of Preferred Stock and before any funds are set aside for the purchase of, or retirement of, the whole or any part of any series of Preferred Stock, or any other class of stock of the Company. Dividends are cumulative and are payable before dividends on any Common Stock are paid.

     Redemption. The Series P-90 Preferred Stock is redeemable by the Company as a series, in whole or in part, after January 1, 1996, at $100 per share, plus the amount of any unpaid cumulative dividends which have then become payable thereto. The right of the Company to redeem this series is subject to compliance with Utah law, including without limitation certain retained earnings requirements.

     Liquidation. In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntarily, the holders of the Series P-90 Preferred Stock are entitled to be paid out of the assets of the Company available for distribution to shareholders, prior to any distribution with respect to any other class of stock, liquidating distributions in the amount of $100 per share, plus all accrued and unpaid dividends up to the date fixed for distribution, whether or not such dividends have been earned or declared.

     Conversion. Each share of Series P-90 Preferred Stock is convertible into 250 shares of Common Stock of the Company, at the option of the holder and upon payment to the Company at the time of conversion of $1.375 per common share.

Series PS-90

     Dividends. Dividends of $20 per share annually are payable on the Series PS-90 Preferred Stock, in quarterly installments out of unreserved earned surplus, before any dividends shall be payable on any other class of stock or any other series of Preferred Stock other than previously issued series of Preferred Stock, and before any sum shall be set aside for the purchase of, or retirement of, the whole or any part of the Series PS-90 Preferred Stock, or any other class of stock. The dividends on the PS-90 Preferred Stock are cumulative, and are payable prior to the payment of any dividends on the Common Stock.

     Redemption. The holders of the PS-90 Preferred Stock have no right to require redemption of their Preferred Stock. The Series PS-90 Preferred Stock is redeemable by the Company as a series, in whole or in part, after December 31, 1993, and any time and from time to time effective on 60 days prior notice, at $250 per share of Series PS-90 Preferred Stock, plus the amount of any unpaid cumulative dividends which have become payable with respect thereto. The right of the Company to redeem this series of Preferred Stock is subject to compliance with Utah law, including without limitation, certain retained earnings requirements.

     Liquidation. In the event of liquidation, dissolution or other termination of the Company, the holders of the shares of the Series PS-90 Preferred Stock are entitled to $250 per share, plus all accrued and unpaid dividends up to the date fixed for distribution whether or not earned or declared. Such payments shall be made before any payment or distribution is made to the holders of the Common Stock or any other series of Preferred Stock and concurrently with the 90-B, 90-C or P-90 series.

     Conversion. Each share of the PS-90 Preferred Stock is convertible into 125 shares of Common Stock at the election of the shareholder upon payment to the Company of $1.375 per common share at the time of conversion.

Series 91-A, 91-C, 91-D and 91-E

     Dividends. Dividends of $8 per share annually will be payable on the Series 91-A, 91-C, 91-D and 91-E Preferred Stock in quarterly installments out of unreserved earned surplus, before any dividends shall be payable on any other class of stock or any other series of Preferred Stock other than previously issued series of Preferred Stock and before any sum shall be set aside for the purchase of, or retirement of, the whole or any part of the Series 91 Preferred Stock or any other class of stock, other than any previously issued series of Preferred Stock of the Company. Dividends are cumulative and are payable prior to the payment of any dividends on the Common Stock of the Company.

     Redemption. The holders of the Series 91-A, 91-C, 91-D and 91-E Preferred Stock have no right to require redemption of the shares. The Company may redeem the shares in a series, in whole or in part after December 31, 1993, at any time and from time to time effective on 60 days prior notice, at $100 per share, plus the amount of unpaid cumulative dividends which have then become payable with respect thereto. The right of the Company to redeem this series of Preferred Stock is subject to compliance with Utah law, including without limitation certain retained earnings requirements.

     Liquidation. In the event of the voluntary liquidation, dissolution or other termination of the Company, the holders of the shares of the Series 91-A, 91-C, 91-D and 91-E Preferred Stock shall be entitled to a cash payment of $100 per share, plus all accrued and unpaid dividends up to the date fixed for distribution, whether or not such dividends have been earned or declared. Such payment shall be made before any payment or distribution is made to the holders of the Common Stock, or any other series of Preferred Stock other than the previously issued series of Preferred Stock of the Company.

     Conversion. Each share of the Series 91-A, 91-C, 91-D and 91-E Preferred Stock is convertible into 25 shares of Common Stock at the election of the shareholder without further payment.


Series 91-M

     Dividends. No dividends are payable on the Series 91-M convertible Preferred Stock.

     Redemption. Neither the Company nor the holders have the right to cause or require redemption of the Series 91-M Preferred Stock.

     Liquidation. In the event of the voluntary liquidation, dissolution or other termination of the Company, the holders of Series 91-M convertible Preferred Stock are entitled to a cash payment of $2 per share. Such payment shall be made before any payment or distribution is made to the holders of the Common Stock, or any other series of Preferred Stock other than the previously issued series of Preferred Stock of the Company.

     Conversion. On or after September 30, 1993, each 5,000 shares of series 91-M Preferred Stock is convertible into 300 shares of Common Stock of the Company, at the election of the shareholder without further payment. The Company shall have the absolute right to cause conversion of the 91-M Preferred Shares at any time, or from time to time without additional payment upon 60 days prior written notice. In the event the Company elects to convert the 91-M shares to Common Stock, each share of Series 91-M Preferred Stock shall be converted into 300 shares of the Company's Common Stock.


Series 91-P

     Dividends. No dividends are payable on the Series 91-P Preferred Stock.

     Redemption. Neither the Company nor the holders have the right to cause redemption of the Series 91-P Preferred Stock.

     Liquidation. In the event of the voluntary liquidation, dissolution or other termination of the Company, the holders of shares of the Series 91-P Preferred Stock shall be entitled to a cash payment of $2.50 per share. Such payment shall be made before any payment or distribution is made to the holders of the Common Stock, or any other series of Preferred Stock other than previously issued series of Preferred Stock of the Company.

     Conversion. On or after July 15, 1993, each 4,000 shares of Series 91-P Preferred Stock is convertible into 250 shares of Common Stock of the Company at the election of the shareholder and without further payment. The Company shall also have the absolute right to cause conversion of the Series 91-P Preferred Shares at any time or from time to time upon 60 days prior written notice. In such event, each share of Series 91-P Preferred Stock shall be convertible into 250 shares of Common Stock.


Series 91-R

     Dividends. Dividends of 8% per annum will be payable on the Series 91-R Preferred Stock, in quarterly installments out of unreserved earned surplus, before any dividends shall be payable on any other class of stock or any other shares of Preferred Stock other than previously issued series of Preferred Stock, and before any sum shall be set aside for the purchase of, or retirement of, the whole or any part of the Series 91-R Preferred Stock or any other class of stock, other than any previously issued series of Preferred Stock of the Company. Dividends payable on the Series 91-R Preferred Stock are cumulative and are payable prior to the payment of any dividends on the Common Stock of the Company.

     Redemption. The holders do not have the right to require redemption of the Series 91-R Preferred Stock. The Company may redeem the Series 91-R Preferred Stock in whole or part, at any time and from time to time effective on 60 days prior written notice, at $10,000 per Series 91-R Preferred Share, plus the amount of any unpaid cumulative dividends which have then become payable with respect thereto. The right of the Company to redeem the Series 91-R Preferred Shares is subject to compliance with Utah law, including without limitation certain retained earnings requirements.

     Liquidation. In the event of the voluntary liquidation, dissolution or other termination of the Company, the holders of shares of the Series 91-R Preferred Stock shall be entitled to a cash payment of $10,000 per share, plus all accrued and unpaid dividends up to the date fixed for distribution, whether or not such dividends have been earned or declared. Such payment shall be made before any payment or distribution is made to the holders of the Common Stock, or any other series of Preferred Stock other than previously issued series of Preferred Stock of the Company.

     Conversion. During the 60 day notice period provided for redemption by the Company, each share of the Series 91-R Preferred Stock is convertible into 167 shares of Common Stock without further payment at the election of the shareholder. At any time after October 15, 1993, the holders of the preferred shares may demand conversion into Common Stock.


Series 91-S

     Dividends. No dividends are payable on the Series 91-S Preferred Stock.

     Redemption. Neither the Company nor the holders have the right to cause redemption of the Series 91-S Preferred Stock.

     Liquidation. In the event of the voluntary liquidation, dissolution or other termination of the Company, the holders of shares of the Series 91-S Preferred Stock shall be entitled to a cash payment of $3.50 per share. Such payment shall be made before any payment or distribution is made to the holders of the Common Stock, or any other series of Preferred Stock other than previously issued series of Preferred Stock of the Company.

     Conversion. On or after September 30, 1993, each share of Series 91-S Preferred Stock shall be convertible into 150 shares of Common Stock of the Company, at the election of the shareholder. The Company also has the right to cause conversion of the Series 91-S Preferred Stock at any time, or from time to time upon 60 days prior written notice. In such event, each share of 91-S Preferred Stock shall be convertible into 150 shares of Common Stock.

Series 91-V

     Dividends. The holders of the 91-V Preferred Stock have no right to dividends.

     Redemption. The holders of the Series 91-V Preferred Stock do not have the right to require the redemption of the Series 91-V convertible Preferred Stock. The Company has a right to cause redemption of the Series 91-V Preferred Stock as a series, in whole or in part, at any time and from time to time effective on 60 days prior notice, at $100 per share. The right of the Company to redeem the Series 91-V Preferred Stock is subject to compliance with Utah law, including without limitation certain retained earnings requirements.

     Liquidation. In the event of the voluntary liquidation, dissolution or other termination of the Company, the holders of shares of the Series 91-V Preferred Stock shall be entitled to a cash payment of $100 per share. Such payment shall be made before any payment or distribution is made to the holders of the Common Stock, or any other series of Preferred Stock other than previously issued series of Preferred Stock of the Company.

     Conversion. During the 60 day notice period provided wherein the Company may redeem the Series 91-V Preferred Stock, or at any other prior time, each share of the Series 91-V Preferred Stock is convertible into 8 shares of Common Stock of the Company without further payment at the election of the shareholder.


Series 92-A and 92-B

     Dividends. The Series 92-A and 92-B Preferred Stock have no dividend rights.

     Redemption. The Series 92-A and 92-B Preferred Stock holders do not have the right to require its redemption. The Company may redeem the Preferred Stock as a series, in whole or in part, at any time and from time to time effective on 60 days prior notice, at $100 per share. The right of the Company to redeem the shares is subject to compliance with Utah law, including without limitation certain retained earnings and requirements.

     Liquidation. In the event of the voluntary liquidation, dissolution or other termination of the Company, the holders of shares of the Series 92-A and 92-B Preferred Stock shall be entitled to a cash payment of $100 per share. Such payment shall be made before any payment or distribution is made to the holders of the Common Stock, or any other series of Preferred Stock other than previously issued series of Preferred Stock of the Company.

     Conversion. Each share of the Series 92-A Preferred Stock is convertible into 6 shares of Common Stock. Each share of the Series 92-B Preferred Stock is convertible into 8 shares of Common Stock. Each share is convertible without further payment at the election of the shareholder.

Series 93-A, 93-B and 93-C

     Dividends. The Series 93-A, 93-B and 93-C Preferred Stock have no dividend rights.

     Redemption. The holders of the Series 93-A, 93-B and 93-C Preferred Stock have no option or right to require redemption of their shares. The Series 93-A, 93-B and 93-C Preferred Stock is redeemable by the Company as a series, in whole or in part, effective on 60 days prior notice, at $100 per share.

     Liquidation. In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the Series 93-A, 93-B and 93-C Preferred Stock are entitled to be paid out of the assets of the Company available for distribution to shareholders, liquidating distributions in the amount of $100 per share. The liquidation preference shall be payable before any payment or distribution is made to the holders of the Common Stock, or any other series of Preferred Stock other than previously issued series of Preferred Stock.

     Conversion. Each share of the Series 93-A, 93-B and 93-C Preferred Stock is convertible, at the option of the holder without further payment, into either 15 or 38 shares of the Company depending upon the due date and interest rate on the promissory note purchased in connection with the private placement under which the shares of these three series of Preferred Stock were issued.


Series 94-A and 94-B

     Dividends. The Series 94-A and 94-B Preferred Stock have no dividend rights.

     Redemption. The holders of the Series 94-A and 94-B Preferred Stock have no option or right to require redemption of their shares. The Series 94-A and 94-B Preferred Stock is redeemable by the Company as a series, in whole or in part, effective on 60 days prior notice, at $100 per share.

     Liquidation. In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the Series 94-A and 94-B Preferred Stock are entitled to be paid out of the assets of the Company available for distribution to shareholders, liquidating distributions in the amount of $100 per share. The liquidation preference shall be payable before any payment or distribution is made to the holders of the Common Stock, or any other series of Preferred Stock other than previously issued series of Preferred Stock.

     Conversion. Each share of the Series 94-A and 94-B Preferred Stock is convertible, at the option of the holder without further payment, into from 25 to 45 shares of the Company depending upon the due date and interest rate on the promissory note purchased in connection with the private placement with which the shares of these series of Preferred Stock were issued.


Series 95-R

     Dividends. No dividends are payable on the Series 95-R Preferred Stock.

     Redemption. The holders of the Series 95-R Preferred Stock have no option or right to require redemption. The Series 95-R preferred shares are redeemable by the Company as a series effective on 60 days prior notice, at $10,000 per share.

     Liquidation. In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the Series 95-R Preferred Stock are entitled to be paid out of the assets of the Company available for distribution to shareholders, liquidating distributions in the amount of $10,000 per share for each share of Series 95-R Preferred Stock. Such liquidation payments are to be made before any payment or distribution is made to the holders of the Common Stock, or any other series of Preferred Stock other than previously issued series of Preferred Stock.

     Conversion. Each share of the Series 95-R Preferred Stock is convertible after November 1, 1997, at the option of the holder without further payment, into Common Stock with a bid based market value of (i) $18,000; or (ii) $16,500. Alternatively, each share of Series 95-R Preferred Stock can be converted into 12,500 shares of Common Stock, at the option of the holder.


Series 96-A and 96-B

     Dividends. The Series 96-A and 96-B Preferred Stock have no dividend rights.

     Redemption. Neither the holders of the Series 96-A or 96-B Preferred Stock nor the Company have any option or right to require or cause redemption.

     Liquidation. In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the Series 96-A and 96-B Preferred Stock are entitled to be paid out of the assets of the Company available for distribution to shareholders, liquidating distributions in the amount of $10,000 and $13,000 per share, respectively. The liquidation preference shall be payable before any payment or distribution is made to the holders of the Common Stock, or any other series of Preferred Stock other than previously issued series of Preferred Stock.

     Conversion. Each share of the Series 96-A Preferred Stock is convertible, at the option of the holder without further payment after April 30, 1998, into 13,500 common shares. Each share of Series 96-B Preferred Stock is convertible at the option of the holder without further payment after the earlier of August 30, 1998, or the date a registration statement filed by the Company with the SEC is declared effective, into 3,000 shares of Common Stock.


Series 97-D, 97-F, and 98-A

     Dividends. The Amended (the "Series 97-D Preferred Stock") Series 97-D Preferred Stock has a right to cumulative dividends, out of assets legally available therefore, at a per share rate equal to 7% per annum of its liquidation preference of $1,000 per share. The Series 97-F and 97-G Preferred Stock have a right to cumulative dividends, out of assets legally available therefore, at a per share rate equal to 8% per annum of the liquidation preference of $1,000 per share. The Series 98-A Preferred Stock has a right to cumulative dividends out of assets legally available therefore, at a per share rate equal to 7% per annum of the liquidation preference of $1,000 per share.

     Redemption. Neither the holders of the Series 97-D Preferred Stock nor the Company have any option or right to require or cause redemption of the Series 97-D Preferred Stock. The holders of the Series 97-F, and 98-A Preferred Stock may not require its redemption. The Company may redeem the Series 97-F, and 98-A Preferred Stock at 130% of the liquidation preference ($1,000), plus the amount of any unpaid cumulative dividends which have become payable with respect thereto.

     Liquidation. The Series 97-D, 97-F, and 98-A are each entitled to be paid out of the assets of the Company available for distribution to shareholders, liquidating distributions in the amount of $1,000 per share. The liquidation preference with respect to each series shall be payable before any payment or distribution is made to the holders of the Common Stock, or any other series of Preferred Stock other than previously issued series of Preferred Stock.

     Conversion. The Series 97-D Preferred Stock is convertible, at the option of the holder thereof, at the earlier of: (i) the date a registration statement shall be declared effective by the SEC for the Common Stock underlying the Series 97-D Preferred Stock; or (ii) one year from the closing date of the purchase of such series, which was August 12, 1997.

Each share is convertible into the number of shares of Common Stock derived by dividing the conversion rate by the conversion price. The conversion rate is the liquidation preference of $1,000 per share of Series 97-D Preferred Stock and the Dividend Amount. The Dividend Amount is equal to the Liquidation Preference of $1,000 per share multiplied by 7% per annum, multiplied by the number of days since the closing date, divided by 365 days. The conversion price is determined based on the date that the conversion notice is received ("Conversion Date") and shall equal the lesser of (a) the average closing bid price of the shares of the Common Stock over the five day trading period prior to the closing date of August 12, 1997, or (b) 75% of the average of the closing bid price of the shares of Common Stock of the Company on the five trading days ending on the date proceeding the Conversion Date. There are monetary penalties to the Company if Common Stock is not delivered to the holder within five days of receipt of a notice of conversion and receipt of the Preferred Stock to be converted.

     The Series 97-D Preferred Stock is convertible, subject to the following limitations. The Series 97-D Preferred Stock is not convertible until the earlier of (a) the date the registration statement is declared effective or (b) one year from the closing date of the purchase of such series. The holder is precluded from converting any portion of the Preferred Stock which would cause holder to be deemed to be the beneficial owner of 4.99% or more of the issued and outstanding Common Stock of the Company. The Common Stock underlying the Series 97-D Preferred Stock and the warrants issued in connection with the sale thereof have demand registration rights. The Company is obligated to use its best efforts to maintain any registration statement or post-effective amendment current until the earlier of the date that all of such securities have been sold pursuant to the registration statement, or the date the holders receive a legal opinion of counsel that the securities may be sold under Rule 144, or the second anniversary of the effective date of the registration statement.

     The Series 97-F Preferred Stock is convertible, at the option of the holder thereof, at the earlier of: (i) the date a registration statement shall be declared effective by the SEC for the Common Stock underlying the Series 97-F; or (ii) one year from November 6, 1997. Each share is convertible into the number of shares of Common Stock derived by dividing the conversion rate by the conversion price. The conversion rate is the liquidation preference of $1,000 per share of Series 97-F Preferred Stock and the dividend amount. The dividend amount is equal to the liquidation preference of $1,000 per share multiplied by 7% per annum, multiplied by the number of days since November 6, 1997, divided by 365 days. The conversion price is determined based on the date that the conversion notice is received ("Conversion Date") and shall equal the lesser of
(a) the average closing bid price of the shares of the Common Stock over the five day trading period prior to November 6, 1997, or (b) 75% of the average of the closing bid price of the shares of Common Stock of the Company on the five trading days ending on the date proceeding the Conversion Date. There are monetary penalties to the Company if the Common Stock is not delivered to the holder with 5 days of receipt of a notice of conversion and receipt of the Preferred Stock to be converted. The Series 97-F must be converted no later than two years from November 6, 1997.

     The Series 97-F Preferred Stock is convertible, subject to the following limitations. 50% of the Series 97-F Preferred Stock issued to purchasers is convertible on the 61st day from the date that purchasers deliver a demand for registration to the Company, if the registration statement filed by the Company is not effective by that date. If the registration statement filed by the Company is not declared effective by the 121st day from the demand for registration then the remaining 50% of the Series 97-F Preferred Stock is convertible. However, in order for purchasers to convert at these times the purchasers must meet all of the qualifications for trading under Regulation S. The holder is precluded from converting any portion of the Preferred Stock which would cause holder to be deemed to be the beneficial owner of 4.99% or more of the issued and outstanding Common Stock of the Company.

     The Series 98-A Preferred Stock is convertible, at the option of the holder thereof, at the earlier of: (i) the date a registration statement shall be declared effective by the SEC for the Common Stock underlying the Series 97-F; or (ii) 61 days from March 6, 1998. Each share is convertible into the number of shares of Common Stock derived by dividing the conversion rate by the conversion price. The conversion rate is the liquidation preference of $1,000 per share of Series 98-A Preferred Stock and the dividend amount. The dividend amount is equal to the liquidation preference of $1,000 per share multiplied by 7% per annum, multiplied by the number of days since March 6, 1998, divided by 365 days. The conversion price is determined based on the date that the conversion notice is received ("Conversion Date") and shall equal the lesser of (a) the average closing bid price of the shares of the Common Stock over the five day trading period prior to March 6, 1998, or (b) 75% of the average of the closing bid price of the shares of Common Stock of the Company on the five trading days ending on the date proceeding the Conversion Date. There are monetary penalties to the Company if the Common Stock is not delivered to the holder with 5 days of receipt of a notice of conversion and receipt of the Preferred Stock to be converted. The Series 98-A must be converted no later than two years from March 6, 1998.

     The holder of the Series 98-A Preferred Stock is precluded from converting any portion which would cause the holder to be deemed to be the beneficial owner of 4.99% or more of the issued and outstanding Common Stock of the Company.


Warrants

     As of March 31, 1998, the Company had outstanding warrants entitling the holders thereof to purchase approximately 4.5 million shares of Common Stock of the Company at exercise prices which range from $.60 to $47.50 and with varying warrant expiration dates. The exercise price of the warrants is generally subject to adjustment in the event of stock splits, stock dividends and similar events. Some outstanding warrants expire only on the occurrence of certain conditions precedent, which are not dates certain. The warrants are not divided into any series or class, and there is currently no public market for any of the warrants which are outstanding as of the date hereof.

     The various warrant exercise prices were determined arbitrarily by the Company, and there is no assurance the price of the Common Stock will ever rise to a level where exercise of the warrants would be of economic value to any the warrant holders.

     The warrants do not confer upon the holders any voting or dividend rights or any other rights of a shareholder of the Company. The warrants may generally be exercised during the exercise period upon surrender of the warrant certificate at the offices of the Company, with a form of election to purchase generally shown on the reverse side of the warrant certificate completed and executed as indicated, accompanied by payment of the full exercise price for the number of shares being purchased.


Registration Rights

     The Company will be able to issue shares of Common Stock upon exercise of all of the various warrants only if there is a then current prospectus relating to such Common Stock under an effective registration statement filed with the Securities and Exchange Commission or pursuant to an applicable exemption from such requirements, and only if such Common Stock is qualified for sale or exempt from qualification under applicable state securities laws of the states in which the various holders of the warrants reside. Common Stock underlying warrants issued in connection with the sale of Series 97-D, 97-F, and 98-A, as well as other warrants issued under varying circumstances are being registered in this Registration Statement. See "Selling Security Holders." Many of these warrants were issued with "piggyback" registration rights. The warrants with "piggyback" registration rights were all issued with an exercise price equal to the fair market value of the Common Stock or higher on the date of issue.

     In connection with the issuance of the Series 96-B, 97-D and 97-F the Company is required to use its best efforts to file a registration statement covering the Preferred Shares with the SEC. For the Series 97-D and 97-F the Company is further required to use its best efforts to have the registration statement declared effective, generally within 120 days of the closing of each of the transactions, wherein the Series 97-D and 97-F Preferred Stock was purchased. Failure to have the registration statement declared effective generally within 120 days of the respective closings relative to the Series 97-D and 97-F Preferred Stock will result in the Company having to pay significant monetary damages computed on a daily basis until the registration statement is effective. Damages may be as much as $100,000 per month depending on which option the holder of the Series 97-F Preferred Stock elects. Liquidated damages paid through March 1998 for the Series 97-D, and 97-F equal $16,500. In the event this registration statement is not declared effective, damages could equal approximately $800,000.

     For the Series 97-D and 97-F Preferred Stock, the Company is required to register 230% and 200%, respectively, of the number of shares which would be capable of conversion five days prior to the filing of the registration statement, and to keep the registration statement effective, until the earlier of: (i) all of the holders' securities have been registered; (ii) the holders' securities which are subject to registration may be sold without registration pursuant to Rule 144, Rule 144(k) or Regulation S; or (iii) one year from the issuance of the securities subject to registration.

     For the Series 98-A Preferred Stock, the Company is required to file an amended registration statement as soon as possible after March 6, 1998. In the event the amended registration statement is not filed by the 45th day after March 6, 1998, or declared effective by the SEC by the 90th day after March 6, 1998, the Company must pay liquidated damages equal to 1.5% of the principal amount of the $2 million in securities sold for the first month, and 2% of the principal amount of the $2 million in securities sold each month thereafter until the amended registration statement is declared effective. The Company is required to register 200% of the number of shares of common stock underlying the Series 98-A Preferred Stock which would be capable of conversion five days prior to the filing of the amended registration statement, until the earlier of (i) all of the holder's securities have been registered; or (ii) the holder's common stock underlying the Series 98-A Preferred Stock may be sold with registration pursuant to Rule 144 or Rule 144(k).

Transfer Agent

     The Transfer Agent for the Company's Common Stock is Atlas Stock Transfer Corporation located at 5899 South State Street, Salt Lake City, UT 84107.

               DESCRIPTION OF CERTAIN PROVISIONS OF THE ARTICLES
         OF INCORPORATION AND BYLAWS WITH POSSIBLE ANTI-TAKEOVER EFFECT

     The Company's Articles of Incorporation and Bylaws contain several provisions that may make acquiring control of the Company by means of tender offer, over-the-market purchases, a proxy fight or otherwise more difficult. Set forth below is a description of certain provisions of the Company's Articles of Incorporation, as amended and the Bylaws.


Classified Board of Directors

     The Articles of Incorporation, as amended, divide the Board of Directors into three classes, with each class having a term of three years, and with each class expiring in successive years. Each such class is as near equal in number as possible. At each annual meeting of shareholders, directors are elected to succeed those directors whose terms have expired.

     The Company believes a classified Board of Directors will help to assure the continuity and stability of the Company's Board of Directors and its business strategies and policies. The classified Board of Directors provision should increase the likelihood in the event of a takeover of the Company that incumbent directors will retain their positions. In addition, the classified board provision will help ensure the Company's Board of Directors, if confronted with an unsolicited proposal from a third party that has acquired a block of the voting stock of the Company, will have sufficient time to review the proposal and appropriate alternatives and seek the best available result for all shareholders.


Special Meetings

     The Company's Articles of Incorporation as amended provide that no action shall be taken by shareholders except at an annual or special meeting of shareholders. The Company's Articles of Incorporation, as amended, provide that special meetings of shareholders of the Company may be called by the President or Chief Executive Officer, or by the Board of Directors pursuant to a resolution approved by a majority of the entire Board of Directors.


Shareholders Nomination of Directors

     The Company's Articles of Incorporation and Bylaws, as amended, establish an advance notice procedure with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors and the introduction of business. Only persons who are nominated by the Board of Directors, or by a shareholder who has given timely prior written notice to the Secretary of the Company prior to the meeting at which directors are to be elected shall be eligible for election as directors of the Company.

     Although the Company's Articles of Incorporation and Bylaws, as amended, do not give the Board of Directors any power to approve or disapprove shareholder nominations for the election of directors or any other business properly brought by the Company's shareholders before an annual or special meeting, the Articles of Incorporation as amended may have the effect of precluding certain methods of proposing a nomination for the election of a director or precluding a certain manner of conducting business at a particular meeting if the proper procedures are not followed, or may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors, or otherwise attempting to obtain control of the Company.

Certain Voting Requirements and Business Combinations

     Under certain circumstances, the Company's Articles of Incorporation as amended require the affirmative vote of 70% of the voting power of then outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class to approve or authorize (a) any merger or consolidation of the Company or any subsidiary with any interested shareholder as defined in the Bylaws, or any other corporation which is or after such merger or consolidation would be an affiliate (as defined) of an interested shareholder; (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with any interested shareholder or any affiliate of any interested shareholder of any assets of the corporation or any subsidiary having an aggregate fair market value equal to or in excess of the lesser of Five Million Dollars ($5,000,000) or twenty (20%) percent of the gross assets of the Company; (c) the issuance or transfer by the Company or any subsidiary of any securities of the Company or any subsidiary to any interested shareholder or any affiliate of any interested shareholder in exchange for cash, securities, or other property having an aggregate fair market value equal to or in excess of the lesser of $5,000,000 or 20% percent of the gross assets of the Company; (d) the adoption of any plan or proposal for the liquidation or dissolution of the Company proposed by or on behalf of an interested shareholder or any affiliate of any interested shareholder; (e) any reclassification of securities or recapitalization of the Company or any merger or consolidation of the Company with any of its subsidiaries or any other transaction which has the effect directly or indirectly of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of the Company or any subsidiary which is directly or indirectly owned by any interested shareholder or any affiliate of any interested shareholder. The 70% vote requirement is not applicable to any business combination, as defined in the Bylaws, where such business combination is either approved by a majority of the disinterested directors, or certain price and procedure requirements are met.


                                 LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Fisher Thurber LLP, 4225 Executive Square, Suite 1600, La Jolla, California 92037-1483. David A. Fisher, a Partner of Fisher Thurber LLP, owns an option to purchase 10,000 shares of Common Stock at $2.00 per share, which was granted on May 14, 1997 in consideration of services rendered to the Company.


                                    EXPERTS

     The consolidated financial statements of the Company appearing in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, have been audited by J.H. Cohn LLP, independent public accountants, as set forth in their report thereon (which is unqualified and contains an explanatory paragraph with respect to the Company's ability to continue as a going concern) included therein and incorporated herein by reference. Such consolidated financial statements referred to above are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of the Company appearing in the Company's Annual Report (Form 10-K) for the fiscal year ended December 31, 1996, have been audited by Ernst & Young LLP, independent public accountants, as set forth in their report thereon (which contains an explanatory paragraph with respect to the Company's ability to continue as a going concern, as described in
Note 2 to the consolidated financial statements) included therein and incorporated herein by reference. Such consolidated financial statements referred to above are incorporated herein by reference in reliance upon such report given upon the authority of such firm experts in accounting and auditing.

================================================================================
No dealer, salesman, or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any of the securities other than the securities other than the securities to which it relates, or an offer or solicitation of an offer to buy any of the securities to which it relates, or an offer or solicitation to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create an implication that information contained herein is correct as of any time subsequent to the date hereof.

                               ------------------


                   TABLE OF CONTENTS
                                                 Page

Prospectus Summary ..............................  4
Summary Consolidated Financial Data .............  7
Risk Factors ....................................  8
Recent Developments ............................. 18
Selected Consolidated Financial Data ............ 19
Business ........................................ 20
Use of Proceeds ................................. 31
Selling Security Holders ........................ 32
Plan of Distribution ............................ 37
Description of Securities ....................... 38
Description of Certain Provisions of
   Articles of Incorporation and Bylaws
   with Possible Anti-Takeover Effects .......... 49
Legal Matters ................................... 50
Experts ......................................... 50

                                ----------------


Until _____ ___, 1998, all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


                                ----------------


                               SGI International






                                ----------------
                             Shares of Common Stock





                                ----------------
                                   PROSPECTUS
                                ----------------





                                  _______, 1998


================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimates except the Securities and Exchange Commission ("SEC") registration fee.

     SEC Filing Fee ....................... $  3,675
     Blue Sky Fees and Expenses ...........   12,000
     Printing and Engraving Expenses ......    5,000
     Accounting Fees and Expenses .........   42,000
     Legal Fees and Expenses ..............   90,000
     Miscellaneous ........................    5,000
                                            ---------
          Total (Estimated)                 $157,675
                                            =========


Item 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under the Company's Bylaws, and in accordance with Section 16-10a-901 et seq. of the Utah Revised Business Corporation Act ("Utah Corporation Act"), the Company shall indemnify any person who was or is a party or is threatened to made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of the Company, or is or was serving at the request of the Company as an officer or director or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses reasonably incurred by him or imposed on him in the connection with or resulting from the defense of such action, suit or other proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith or in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, or with respect to any criminal action or proceeding, that the person had reasonable cause to believe that his conduct was unlawful.

     The Company's Bylaws provide the Company shall pay for expenses incurred defending a civil or criminal action, suit or proceeding against a director or officer of the Company, and shall be paid in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the officer or director, that he shall repay the amount advanced, if it is ultimately determined he is not entitled to be indemnified by the Company. The Board of Directors shall approve such undertaking, but shall be liberal with respect to the requirements for the undertaking, to promote the beneficial and remedial purposes of protecting those persons who serve as directors and officers. The Company's Bylaws also provide the Company may purchase and maintain insurance on behalf of any person who is or was a director or officer, or employee of the Company, or is or was serving at the request of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or incurred by him in any capacity, or arising but of his status as such, whether or not the Company would have the power to indemnify him against liability under the provisions of the Bylaws.

     Section 16-10a-901 et seq. of the Utah Corporation Act provides for the indemnification of officers, directors and agents of the Company against expenses, judgments, fines and amounts paid in settlement under certain conditions and subject to certain limitations. The Company currently maintains officer and director liability insurance with policy limits of $2,000,000.

     Pursuant to authorization provided under the Bylaws and the Utah Corporation Act, the Company has entered into indemnification agreements with each of its directors and officers. Generally, the indemnification agreements attempt to provide the maximum protection permitted by Utah law as it may be amended from time to time. Moreover, the indemnification agreements provide for certain additional indemnification. Under such additional indemnification provisions, however, an individual will not receive indemnification for judgments, settlements or expenses if he or she is found liable to the Company (except to the extent the court determines he or she is fairly and reasonably entitled to indemnity for expenses), for settlements not approved by the Company or for settlements and expenses if the settlement is not approved by the court. The indemnification agreements provide for the Company to advance to the individual any and all reasonable expenses (including legal fees and expenses) incurred in investigating or defending any such action, suit or proceeding. The individual must repay such advances upon a final judicial decision that he or she is not entitled to indemnification. The Company's Bylaws contain a provision of similar effect relating to advancement or expenses to a director or officer, subject to an undertaking to repay if it is ultimately determined that indemnification is unavailable.


Item 16. EXHIBITS

Exhibit
Number         Description
-------        -----------

3.1            Restated Articles of Incorporation.(4)

3.2            Registrants' Bylaws as amended to date.(1)

3.3            Certificate of Secretary re: Designation of Series 96-B Preferred Stock.(4)

3.4            Amended Certificate of Secretary re: Designation of Series 97-B Preferred Stock.(4)

3.5            Certificate of Secretary re: Designation of Series 97-C Preferred Stock.(4)

3.6            Certificate of Secretary re: Designation of Series 97-D Preferred Stock.(4)

3.7            Amended Certificate of Secretary re: Designation of Series 97-D Preferred Stock.(4)

3.8            Form of Debenture for Series 97-E.(4)

3.9            Form of Warrant for Series 97-E.(4)

3.10           Certificate of Secretary re: Designation of Series 97-F Preferred Stock.(4)

3.11           Amended Certificate of Secretary re: Designation of Series 97-G Preferred Stock.(4)

3.12           Certificate of Secretary re: Designation of Series 98-A Preferred Stock.(5)

                                      II-2

4.1            Form of Common Stock certificate.(4)

4.2            Form of Warrant Certificate re: Existing Warrants.(3)

4.3            Form of Stock Purchase Warrant re: Series 97-B, 97-D and 97-F Preferred Stock.(3)

4.4            Form of Stock Purchase Warrant re: Series 97-G Preferred Stock.(4)

4.5            Series 97-D Preferred Stock Purchase Agreement dated August 12, 1997, between the Registrant and the holders thereof.(3)

4.6            Amended Series 97-D Preferred Stock Purchase Agreement dated April 1, 1998, between the Registrant and the holders thereof.(4)

4.7            Registration Rights Agreement re: Series 97-D Preferred Stock dated August 12, 1997, between the
               Registrant and the holders thereof.(3)

4.8            Amended Registration Rights Agreement re: Series 97-D Preferred Stock, dated April 1, 1998, between the Registrant and the holders thereof.(4)

4.9            Agreement and General Release re: Series 97-D Preferred Stock, dated April 1, 1998, between the
               Registrant and the holders thereof.(4)

4.10           Series 97-F 8% Convertible Preferred Stock Subscription Agreement dated November 6, 1997, between the Registrant and the holders thereof.(3)

4.11           Registration Rights Agreement re: Series 97-F Preferred Stock dated November 6, 1997, between the Registrant and the holders thereof.(3)

4.12           Series 97-G 8% Convertible Preferred Stock Subscription Agreement dated January 8, 1998, between the Registrant and the holders thereof.(4)

4.13           Registration Rights Agreement re: Series 97-G Preferred Stock dated January 8, 1998, between the Registrant and the holders thereof.(4)

4.14           Series 97-G 8% Convertible Preferred Stock Subscription Agreement between Registrant and Dominion Capital dated January 8, 1998.(4)

4.15           Form Registration Rights Agreement re: Series 97-G Preferred Stock dated January 8, 1998, between the
               Registrant and the holders thereof.(4)

4.16           Agreement between the Registrant and AEM dated December 11, 1997.(4)

4.17           Agreement between the Registrant and The Taxin Network dated April 22, 1997.(4)

4.18           Series 98-A Convertible Preferred Stock Subscription Agreement dated March 6, 1998, between the
               Registrant and the holders thereof.(5)

4.19           Registration Rights Agreement re: Series 98-A Preferred Stock dated March 6, 1998, between Registrant and the holders thereof.(5)

5.1            Opinion of Fisher Thurber LLP regarding the legality of the securities being registered.(4)

                                      II-3

23.1           Consent of Ernst & Young LLP, independent public accountants.(4)

23.2           Consent of J.H. Cohn LLP, independent public accountants.(4)

23.3           Consent of Fisher Thurber LLP (included in Exhibit 5.1).

24.1           Power of attorney (see pg. II- 5).(4)

---------------------------

(1) Incorporated by reference to the Company's Form 10-K for the year ended December 31, 1990.
(2) Filed herewith.
(3) Incorporated by reference to the Company's Form 10-Q for the period ended September 30, 1997.
(4) Previously filed.
(5) Incorporated by reference to the Company's Form 10-K for the year ended December 31, 1997.


Item 17. UNDERTAKINGS

     The Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

          (ii) To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

          (iii) To include any additional or changed material information on the plan of distribution.

     (2) That, for determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered and the offering of the securities at that time to be the initial bona fide offering.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The Registrant hereby undertakes:

     (1) For determining any liability under the Securities Act, to treat the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(l) or (4) or 497(h) under the Securities Act as part of this Registration Statement as of the time the Commission declared it effective.

     (2) For determining any liability under the Securities Act, to treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the Registration Statement, and the offering of the securities at that time as the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and authorized this Amendment No. 5 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on July 20, 1998.

SGI International


By: /s/ JOSEPH A. SAVOCA
   Joseph A. Savoca, Chief Executive Officer

     In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.

Signatures



/s/ JOSEPH A. SAVOCA                         ERNEST P. ESZTERGAR
Joseph A. Savoca                             Ernest P. Esztergar
Chief Executive Officer, Chief               Director
Financial Officer and Director               By: Joseph A. Savoca
July 20, 1998                                July 20, 1998


WILLIAM A. KERR                              WILLIAM R. HARRIS
William A. Kerr                              William R. Harris
Director                                     Director
By: Joseph A. Savoca                         By: Joseph A. Savoca
July 20, 1998                                July 20, 1998


BERNARD V. BAUS                              NORMAN GRANT
Bernard V. Baus                              Norman Grant
Director                                     Director
By: Joseph A. Savoca                         By: Joseph A. Savoca
July 20, 1998                                July 20, 1998